UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BENEFYTT TECHNOLOGIES, INC.

(Name of Subject Company)

BENEFYTT TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A Common Stock: 08182C106

Class B Common Stock: None

(CUSIP Number of Class of Securities)

Erik M. Helding

Chief Financial Officer, Secretary and Treasurer

3450 Buschwood Park Dr., Suite 200

Tampa, Florida 33618

(813) 397-1187

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Domenick DiCicco General Counsel and Chief Compliance Officer 3450 Buschwood Park Dr., Suite 200 Tampa, Florida 33618 (813) 397-1187	Michael J. Aiello, Esq. Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Benefytt Technologies, Inc., a Delaware corporation (“Benefytt” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Benefytt. The address of Benefytt’s principal executive office is 3450 Buschwood Park Drive, Suite 200, Tampa, Florida 33618. The telephone number of Benefytt’s principal executive office is (813) 397-1187.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the Class A Common Stock, par value $0.001 per share, of the Company (the “Class A Shares”) and the Class B Common Stock, par value $0.001 per share, of the Company (the “Class B Shares” and, together with the Class A Shares, the “Shares”). As of July 16, 2020, there were (i) 13,567,640 Class A Shares issued and outstanding, (ii) 687,667 Class B Shares issued and outstanding, (iii) 3,554 Class A Shares subject to issuance pursuant to outstanding Company Options, and (iv) 333,659 Class A Shares subject to issuance pursuant to outstanding Company SARs.

Item 2. Identity and Background of Filing Person.

Name and Address

Benefytt, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Benefytt are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Daylight Beta Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Daylight Beta Parent Corp., a Delaware corporation (“Parent”), to purchase (i) all of the issued and outstanding Class A Share at an offer price of $31.00 per Class A Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (such amount or any higher amount per Class A Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) and (ii) all of the issued and outstanding Class B Shares for no consideration. All holders of Class B Shares have agreed to exchange their Class B Shares into Class A Shares and tender such Class A Shares prior to the expiration of the Offer. Parent and Merger Sub are each affiliated with the MDP Funds and advised by Madison Dearborn Partners, LLC (“MDP”).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of July 12, 2020, by and among Benefytt, Parent and Merger Sub. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on July 24, 2020. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Pursuant to the Merger Agreement, upon the terms of and subject to the conditions thereof, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly (and no later than the next business day) after the Expiration Date (as defined below) irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (B) as promptly as practicable after the Offer Acceptance Time, pay for such Shares (such aggregate amount, the “Offer Acceptance Consideration” and the time of payment for such Shares, the “Offer Closing”). Parent intends to fund the aggregate Offer Price and the consideration payable upon the consummation of the Merger with a combination of the proceeds of committed equity financing provided by the MDP Funds and committed debt financing (the “Debt Financing”). The Transactions are not subject to a financing condition.

Following the consummation of the Offer, the Merger Agreement further provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into Benefytt (the “Merger”), with Benefytt surviving as a wholly owned indirect subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of Shares upon the acquisition by Merger Sub of a majority of the outstanding Shares. Under the DGCL and the terms of the Merger Agreement, Benefytt and Parent must consummate the Merger as promptly as practicable following the consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each (i) Class A Share issued and outstanding immediately prior to the Effective Time, whether vested or unvested, after giving effect to the Specified Exchange (as defined below) (other than Class A Shares (1) held by Benefytt as treasury stock, (2) owned, directly or indirectly, by Parent or Merger Sub (each Class A Share referred to in clauses (1) and (2), an “Excluded Share”), and (3) owned by Benefytt stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Class A Shares in accordance with Section 262 of the DGCL (each Class A Share referred to in clause (3), a “Dissenting Share”)), will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price and (ii) Class B Share outstanding or held in treasury by the Company immediately prior to the Effective Time shall automatically be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on July 24, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time, on August 20, 2020 (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of the Agreement, the “Expiration Date”). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 15—“Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) shall occur on August 20, 2020, unless Parent extends the Offer pursuant to the terms of the Merger Agreement.

The Offer is subject to customary conditions, including, among other things: (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) there having been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then owned by Parent or its subsidiaries (if any), equals at least one Share more than a majority of all issued and outstanding Shares as of the expiration time of the Offer (the “Minimum Condition”), (iii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the transactions having expired or been terminated, (iv) the absence of any order, injunction, judgment or other similar legal restraints by any governmental entity of competent jurisdiction or applicable law that would restrain, enjoin or otherwise prohibit the consummation of the Offer or the Merger (the “Transactions”), (v) no change having occurred that, individually or taken together with any other changes, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement), (vi) the accuracy of the Company’s representations and warranties contained in the Merger Agreement to the standards applicable to such representations and warranties as set forth in the Merger Agreement, (vii) the Company’s performance of its covenants, obligations and agreements under the Merger Agreement in all material respects prior to the Offer Acceptance Time, (viii) certain required regulatory filings having been made in accordance with the Merger Agreement and (ix) the Founder Exchange and Tender (as defined in the Merger Agreement) having occurred prior to the expiration of the Offer. The consummation of the Offer and Merger is not subject to a financing condition.

Pursuant to the Exchange Agreement (the “Exchange Agreement”), dated July 12, 2020, by and among Parent, Health Plan Intermediaries and Health Plan Intermediaries Sub, LLC (the “Series B Members”), the Company and Health Plan Intermediaries Holdings, LLC (“Holdings”), among other things, on or prior to the expiry of the Offer, the Series B Membership Interests of Holdings held by each Series B Member will be exchanged for Class A Shares and such holders’ Class B Shares will be automatically cancelled (the “Specified Exchange”). Following the completion of the Specified Exchange, there will be no issued and outstanding Class B Shares.

Pursuant to the TRA Termination Agreement (the “TRA Termination Agreement”), dated July 12, 2020, by and among the Company, the Series B Members and Holdings, among other things, at the Effective Time, the Tax Receivable Agreement, dated as of February 13, 2013, among the Company, Holdings and the Series B Members (the “Existing TRA”) will be terminated and the amount payable in connection with the Merger pursuant to the Existing TRA, which has been mutually agreed to be $40,014,495, will become payable, in each case, pursuant to the terms of the TRA Termination Agreement. Under the Existing TRA, the Company previously agreed to make certain payments to the Series B Members based upon the reduction of the Company’s liability for U.S. federal, state and local income taxes arising from adjustments to the Company’s basis in its assets and imputed interest.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement, the Exchange Agreement, the TRA Termination Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Merger Agreement, the Exchange Agreement, the TRA Termination Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1), (e)(2), (e)(3) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Benefytt’s stockholders. Benefytt is not asking for a proxy and you are requested not to send Benefytt a proxy. Any solicitation of proxies that Parent or Benefytt might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, Parent’s principal executive offices are located at c/o Madison Dearborn Partners, LLC, 70 West Madison Street, Suite 4600, Chicago, IL 60602. The telephone number of Parent is (312) 895-1000.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or by going to Benefytt’s Investor Relations page on its website at http://investor.benefytt.com and clicking on the link titled “Financial Information.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Benefytt, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Benefytt or its affiliates, on the one hand, and (i) any of Benefytt’s executive officers, directors or affiliates, or (ii) Merger Sub, Parent or their respective executive officers, directors or affiliates, on the other hand. Benefytt’s executive officers and the members of the Board of Directors of Benefytt (the “Company Board”) may be deemed to have certain interests in the Transactions, as described in the section below, that may be different from or in addition to the interests of Benefytt’s stockholders generally because, among other things, the consummation of the Offer will constitute a “change in control” with respect to each of the Benefytt agreements and plans described below.

The Company Board was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Benefytt’s Reasons for the Offer and the Merger.”

Arrangements between Benefytt and Parent and/or Merger Sub

Merger Agreement

The summaries of the material terms of the Merger Agreement described in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” are incorporated herein by reference. The Merger Agreement governs the contractual rights among Benefytt, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about Benefytt, Parent or Merger Sub. The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants were qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Benefytt. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Arrangements between Parent, Merger Sub and the Current Chief Executive Officers, Directors and Affiliates of Benefytt—Indemnification and Insurance” below), the rights of Benefytt’s stockholders to receive the Offer Price and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of Benefytt to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Merger Sub as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. Benefytt’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Benefytt, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

The summaries in the Offer to Purchase may not contain all of the information about the Merger Agreement that is important to the Benefytt stockholders, and the Benefytt stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summaries described in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements.”

Exchange Agreement

The Company entered into the Exchange Agreement, pursuant to which, among other things, on or prior to the expiry of the Offer, the Specified Exchange will occur. Following the completion of the Specified Exchange, there will be no issued and outstanding Class B Shares. The foregoing summary of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Michael W. Kosloske, Benefytt’s founder, and the Series B Members (collectively, the “Founder Parties”) entered into a tender and support agreement (the “Tender Agreement”) with Parent and Merger Sub. Pursuant to the Tender Agreement, the Founder Parties have agreed, among other things, to tender all of the Shares beneficially owned by such parties pursuant to the terms of the Offer immediately following the Specified Exchange, and in any event not later than the Expiration Date. As a result of the Specified Exchange, the Founder Parties will only own Class A Shares at the time they tender their Shares to Merger Sub. The Tender Agreement contains customary representations and warranties of the parties and generally prohibits the Founder Parties from selling or transferring any of the Shares held by such persons except in connection with the transactions contemplated by the Exchange Agreement and the Tender Agreement. The Tender Agreement will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the occurrence of the Effective Time; (iii) the acquisition by Parent of all Shares held by the Founder Parties which are subject to the Tender Agreement; (iv) any amendment, change or waiver to the Merger Agreement that is effected without the Founder Parties consent that decreases the amount, or changes the form or timing of consideration payable to stockholders (other than extensions permitted by the Merger Agreement); and (v) the termination of the Offer prior to the Offer Acceptance Time.

The foregoing summary of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender Agreement, filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

Benefytt and MDP executed a confidentiality agreement, dated May 21, 2020 (the “Confidentiality Agreement”), pursuant to which, among other things, MDP agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to it. The Confidentiality Agreement granted permission for a party to confidentially approach the counterparty’s senior management, the board of directors or financial advisor during the standstill period. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Madison Dearborn Capital Partners VIII-A, L.P, Madison Dearborn Capital Partners VIII-C, L.P., Madison Dearborn Capital Partners VIII Executive-A, L.P., each a Delaware limited partnership (collectively, the “MDP Funds”), and Parent entered into the equity commitment letter (the “Equity Commitment Letter”) pursuant to which, among other things, the MDP Funds committed to invest in Parent, directly or indirectly, an amount of cash consideration equal to $505,000,000.00 to purchase equity securities of Parent (such committed equity financing, the “Equity Financing”) which amount, when taken together with the proceeds of the Parent’s committed Debt Financing, shall be available for use by Parent solely for the purpose of allowing Parent, on the terms and subject to the conditions of the Merger Agreement, to pay the amounts payable by Parent at the Offer Acceptance Time and at the Effective Time and to pay related fees and expenses incurred by Parent in connection with the Offer and the Merger (the “Closing Payments”). The funding of the Equity Financing is subject to (i) there having been no amendment or modification to the Merger Agreement other than in accordance with Section 9.2 of the Merger Agreement, (ii) the satisfaction or waiver by Parent of each of the conditions to Parent’s obligations to consummate the Transactions contained in the Merger Agreement other than any conditions that by their nature are to be satisfied at the Offer Acceptance Time or the Effective Time, as applicable, but subject to the prior or substantially concurrent satisfaction (or waiver by Parent) of such conditions, (iii) the consummation of the Transactions in accordance with the terms of the Merger Agreement (including to the extent that the Company obtains, in accordance with the terms and subject to the satisfaction of the conditions set forth in Section 9.13 of the Merger Agreement, an order requiring Parent to specifically perform its obligations pursuant to the terms of the Merger Agreement to cause the Equity Financing to be funded in connection with the consummation of the Transactions) and the contemporaneous issuance of equity securities of Parent to the MDP Funds, directly or indirectly and (iv) the consummation and funding of the Debt Financing on the terms set forth in the commitment letters relating to the Debt Financing (or, if alternative debt financing is being used in accordance with Section 6.15(e) of the Merger Agreement such alternative financing on the terms set forth in the debt commitment letter with respect thereto) prior to or contemporaneously with such funding by the MDP Funds. The MDP Funds’ equity commitment is subject to reduction (x) in the event that the full amount of the equity commitment is not necessary in order to consummate the transactions contemplated by the Merger Agreement and (y) on a dollar for dollar basis for purchases in cash actually made and funded to Parent on or prior to the Effective Time by co-investors (including affiliates of the MDP Funds) of equity securities of Parent and provided that the cash amount so purchased remains funded and available for use by Parent to make the Closing Payments. Benefytt is a third party beneficiary with respect to certain enforcement rights under the Equity Commitment Letter. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, filed as Exhibit (e)(6) to this Schedule 14D-9 and incorporated herein by reference.

Limited Guarantee

Benefytt and the MDP Funds entered into a limited guarantee, dated July 12, 2020 (the “Limited Guarantee”), pursuant to which the MDP Funds agreed to guarantee Parent’s obligation to pay the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.5(d) of the Merger Agreement. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

On June 12, 2020, Benefytt and MDP entered into an exclusivity agreement, which was subsequently amended on July 3, 2020 (as amended, the “Exclusivity Agreement”), pursuant to which, among other things, Benefytt agreed to a period of exclusive negotiation with MDP commencing on the date of the Exclusivity Agreement and ending at 11:59 p.m. (EST) on July 5, 2020 (subsequently extended to July 12, 2020). The Exclusivity Agreement also provided that Benefytt would cease and cause to be terminated any ongoing contacts, discussions, access to information or negotiations with third parties relating to a possible transaction and provide MDP with notice of any inquiry, offer, proposal or expression of interest relating to a possible transaction received by Benefytt or by any of Benefytt’s subsidiaries or representatives. The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement. The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibits (e)(8) and (e)(9) hereto and incorporated herein by reference.

Arrangements between Parent, Merger Sub and the Current Executive Officers, Directors and Affiliates of Benefytt

Benefytt directors and executive officers may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of the Benefytt stockholders generally. These interests may include, among others, cash payments in respect of restricted shares, options, and stock appreciation rights, accelerated vesting and distribution of certain deferred compensation, and payment of severance benefits, each in connection with a change in control of Benefytt. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the other Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Benefytt’s Reasons for the Offer and the Merger.”

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) the Company’s Long Term Incentive Plan, as amended on May 18, 2017 (the “Company LTIP”); (3) the award agreements granted under the Company LTIP held by the Company’s executive officers and directors; and

(4) the employment agreements between the Company and its executive officers and directors. For further information with respect to the arrangements between the Company and its named executive officers, see the information set forth under the section entitled “—Executive Agreements with Named Executive Officers.” The employment agreements, Company LTIP, and form of award agreements under the Company LTIP are filed as Exhibits (e)(11) through (e)(22) to this Schedule 14D-9 and are incorporated herein by reference.

Potential Payments At or Following Change in Control

Executive Agreements with Named Executive Officers

The Company previously entered into employment agreements with its named executive officers, as well as an employment agreement and separation agreement with a former named executive officer. The employment agreements and separation agreement provide for certain payments upon a termination of employment for specified reasons as described below.

Gavin D. Southwell. The Company’s employment agreement with Mr. Southwell provides that if Mr. Southwell’s employment is terminated due to non-renewal of the agreement by the Company, by the Company without “cause,” or by Mr. Southwell for “good reason” (as those terms are defined in the employment agreement), Mr. Southwell will be entitled to receive, in addition to amounts that have been earned prior to the termination date:

•	12 months of base salary continuation, paid in accordance with the Company’s customary payroll practices over 12 months; and

•	an amount equal to the pro rata portion of any bonus to which Mr. Southwell would have been entitled had he remained employed by the Company at the time the bonus would have otherwise been paid.

Mr. Southwell’s employment agreement also provides that, upon a “change in control” (as defined in the employment agreement), the Company and Mr. Southwell will each have the right to terminate the employment agreement, following which Mr. Southwell would be eligible to receive, in addition to amounts that have been earned prior to the termination date:

•	12 months of base salary continuation, paid in accordance with the Company’s customary payroll practices over 12 months; and

•	an amount equal to his target annual bonus (100% of his base salary rate in effect on the termination date).

Payment of the severance benefits described above is conditioned on Mr. Southwell’s timely execution and non-revocation of a general release of claims in the Company’s favor and compliance with restrictive covenants.

Erik M. Helding. The Company’s employment agreement with Mr. Helding provides that if Mr. Helding’s employment is terminated due to non-renewal of the agreement by the Company, by the Company without “cause,” or by Mr. Helding for “good reason” (as those terms are defined in the employment agreement), Mr. Helding will be entitled to receive, in addition to amounts that have been earned prior to the termination date:

•	12 months of base salary continuation, paid in accordance with the Company’s customary payroll practices over 12 months; and

•	an amount equal to the pro rata portion of any bonus to which Mr. Helding would have been entitled had he remained employed by the Company at the time the bonus would have otherwise been paid.

Payment of the severance benefits described above is conditioned on Mr. Helding’s timely execution and non-revocation of a general release of claims in the Company’s favor and compliance with restrictive covenants.

Mr. Helding’s employment agreement provides that if any of the payments or benefits provided to Mr. Helding would be subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), such payments or benefits will be payable either (i) in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the payments or benefits is subject to the excise tax imposed under Section 4999 of the Code, which results in the receipt by Mr. Helding on an after-tax basis of the greatest amount of payments and benefits after taking into account the applicable taxes.

Michael D. Hershberger. The Company’s separation agreement with Mr. Hershberger provides that Mr. Hershberger’s employment was terminated without “cause” (as defined in his employment agreement) effective December 31, 2019. Following such termination and subject to Mr. Hershberger’s timely execution and non-revocation of a general release of claims in the Company’s favor and compliance with restrictive covenants, the separation agreement provided for the following severance benefits, in addition to amounts that were earned prior to the termination date:

•	12 months of salary continuation at his base salary rate in effect on the termination date, paid in accordance with the Company’s customary payroll practices over 12 months; and

•

an amount equal to $210,000, in satisfaction of the Company’s obligation under the employment agreement to pay an amount equal to the pro rata portion of any bonus to which Mr. Hershberger would have been entitled had he remained employed by the Company at the time the bonus would have otherwise been paid.

Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any new agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company, or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future. The existing employment agreements described above will apply following the Merger.

Effect of the Offer and the Merger on Benefytt Class A Common Stock and Equity Awards

Consideration for Benefytt Class A Common Stock in the Offer and the Merger

If Benefytt’s executive officers and directors who own Class A Shares (whether vested or unvested) tender such Class A Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Benefytt. If such executive officers and directors do not tender their Class A Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will receive the same consideration on the same terms and conditions as the other stockholders of Benefytt.

The following table sets forth the number of Shares (including restricted Shares) beneficially owned as of July 16, 2020 by each of our executive officers and directors, excluding Shares issuable upon exercise of

Company Options and settlement of Company SARs, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Class A Shares Beneficially Owned(1)		Number of Class B Shares Beneficially Owned	Total Value of Shares ($)
Gavin D. Southwell	544,633	(2)	0	16,883,623
Erik M. Helding	30,000	(3)	0	930,000
John A. Fichthorn	127,171	(4)(10)	0	3,942,301	(10)
Anthony J. Barkett	92,976	(5)	0	2,882,256
Paul G. Gabos	91,504	(6)	0	2,836,624
Robert S. Murley	48,500	(7)	0	1,503,500
Paul E. Avery	51,600	(8)	0	1,599,600
Peggy B. Scott	7,201	(9)	0	223,231

(1)	All of the Shares in this column are Class A Shares, as no director or officers holds any Class B Shares.
(2)	This number includes 200,000 Company Performance Restricted Stock and 137,500 restricted Class A Shares held by Mr. Southwell.
(3)	This number includes 30,000 in restricted Class A Shares held by Mr. Helding.
(4)	This number includes 5,445 in restricted Class A Shares held by Mr. Fichthorn.
(5)	This number includes 5,445 in restricted Class A Shares held by Mr. Barkett.
(6)	This number includes 5,445 in restricted Class A Shares held by Mr. Gabos.
(7)	This number includes 5,445 in restricted Class A Shares held by Mr. Murley.
(8)	This number includes 5,445 in restricted Class A Shares held by Mr. Avery.
(9)	This number includes 5,445 in restricted Class A Shares held by Ms. Scott.
(10)

Includes 109,362 Class A Shares held by Dialectic Antithesis Partners, LP. The total value of Class A Shares reported includes $3,390,222 of value associated with the Class A Shares held by Dialectic Antithesis Partners, LP. BR Dialectic Capital Management, LLC is the investment manager of Dialectic Antithesis Partners, LP and, as such, shares voting and dispositive power over the securities held by Dialectic Antithesis Partners, LP. Mr. Fichthorn is a portfolio manager for BR Dialectic Capital Management, LLC and therefore shares voting and dispositive power over the securities, but Mr. Fichthorn disclaims beneficial ownership of any securities in which he does not have a pecuniary interest or that he does not directly own. BR Dialectic Capital Management, LLC is a wholly owned subsidiary of B. Riley Financial, Inc., a publicly traded Delaware corporation.

Consideration for Company Options and Company SARs in the Merger—Generally

At the Effective Time, with respect to each outstanding option to purchase Shares (a “Company Option”) and each outstanding stock appreciation right (a “Company SAR”) granted under the Company LTIP that was outstanding immediately prior to the Effective Time, whether vested or unvested, (i) if the exercise price of such Company Option or Company SAR is equal to or greater than the Offer Price, such Company Option or Company SAR will terminate and be cancelled for no consideration as of immediately prior to the Effective Time, and (ii) if the exercise price of such Company Option or Company SAR is less than the Offer Price, such Company Option or Company SAR will terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in the amount equal to (a) the number of Shares underlying the Company Option or Company SAR immediately prior to the Effective Time, multiplied by (b) the Offer Price minus the applicable exercise price (the product of (a) and (b), the “Cashout Payment”). The Cashout Payment (if any) will be paid to each former holder of a Company Option or Company SAR, less all required tax withholdings, within 10 business days following the Effective Time.

Consideration for Company Restricted Shares, Company Options and Company SARs Held by Directors and Executive Officers in the Offer and the Merger

Treatment of Director and Executive Officer Equity Awards

As of July 16, 2020, Benefytt’s directors and executive officers beneficially owned and were entitled to vote, in the aggregate, 993,585 Shares (excluding Shares issuable upon exercise of Company Options and settlement of Company SARs), representing approximately 6.97% of the Shares outstanding as of July 16, 2020.

The Merger Agreement provides that at the Effective Time, all Company Options and Company SARs held by Benefytt’s executive officers and non-employee directors will be treated as described above in the section titled “—Consideration for Company Options and Company SARs in the Merger—Generally”.

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Table of Estimated Consideration for Equity Awards

Equity Interests of Benefytt’s Executive Officers and Non-Employee Directors

The table below sets forth, for each of our executive officers and directors holding restricted Class A Shares, Company Options and Company SARs, the aggregate amount and value of restricted Class A Shares, Company Options and Company SARs held as of July 16, 2020.

Name	Restricted Class A Shares (#)(1)		Restricted Class A Shares ($)	Company Options (#)(2)	Company Options ($)	Company SARs (#)	Company SARs ($)	Total ($)
Gavin D. Southwell	337,500	(3)	10,462,500	0	0	153,333	3,402,715	13,865,215
Erik M. Helding	30,000		930,000	0	0	50,000	380,000	1,310,000
Michael D. Hershberger(4)	0		0	0	0	25,000	645,017	645,017
John A. Fichthorn	5,455		169,105	0	0	0	0	169,105
Anthony J. Barkett	5,455		169,105	0	0	0	0	169,105
Paul G. Gabos	5,455		169,105	0	0	0	0	169,105
Robert S. Murley	5,455		169,105	0	0	20,000	460,600	629,705
Paul E. Avery	5,455		169,105	0	0	0	0	169,105
Peggy B. Scott	5,455		169,105	0	0	0	0	169,105

(1)	This number includes Shares beneficially owned, excluding Shares issuable upon exercise of Company Options and Company SARs.
(2)

The number of Shares subject to Company Options includes both vested and unvested Company Options. The number of Shares subject to the vested and unvested portions of Company Options and the value (determined as the aggregate number of underlying shares multiplied by the Offer Price minus the aggregate exercise price with respect to such Shares) of those portions of Company Options are in the table below.

(3)	This number includes 200,000 Company Performance Restricted Stock and 137,500 restricted Class A Shares held by Mr. Southwell.
(4)	Mr. Hershberger’s employment with the Company was terminated as of December 31, 2019.

Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions that is payable or may become payable to each of the Company’s named executive officers. The amounts shown in the table below are estimates only and are based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions may differ materially from the amounts set forth in the table below. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Executive Agreements with Named Executive Officers.”

The table below assumes that: (i) the Effective Time will occur on August 21, 2020; (ii) the employment of each current named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the named executive officer’s employment agreement; (iii) the named executive officer’s base salary rate remains unchanged from July 16, 2020 through the Effective Time; (iv) the number of outstanding equity awards held by the named executive officer as of July 16, 2020 remains the same between such date and the Effective Time; (v) the per Share price is $31.00; and (vi) no named executive officer enters into a new agreement or is otherwise, prior to the Effective Time, legally entitled to additional compensation or benefits. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the Transactions and/or a qualifying termination, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with their terms, absent the Transactions and/or qualifying termination. The individuals named below represent the named executive officers identified in the Company’s 2020 Definitive Proxy Statement, as filed with the SEC on April 17, 2020.

Golden Parachute Compensation(1)

Name	Cash(2)	Equity(3)	Tax Reimbursement(4)	Total
Gavin D. Southwell	$1,500,000	$22,494,087	$—	$23,994,087
Erik M. Helding	$468,000	$1,310,000	$—	$1,778,000
Michael D. Hershberger	$560,000	$742,665	$—	$1,302,665

(1)	The conditions under which each of these payments and benefits are to be provided are described in further detail under the section entitled “—Executive Agreements with Named Executive Officers.”
(2)

Includes (i) with respect to Mr. Southwell, the “single-trigger” cash severance payments payable to him under his employment agreement following a change in control of the Company, (ii) with respect to Mr. Helding, the “double-trigger” cash severance payments payable to him under his employment agreement upon a qualifying termination of employment, and (iii) with respect to Mr. Hershberger, the cash severance payments payable to him under his separation agreement, in each case, which include the following components:

Name	Base Salary(a)	Bonus(b)	Total
Gavin D. Southwell	$750,000	$750,000	$1,500,000
Erik M. Helding	$450,000	$18,000	$468,000
Michael D. Hershberger	$350,000	$210,000	$560,000

(a)	Represents 12 months of base salary for each named executive officer.
(b)

Represents an amount equal to Mr. Southwell’s target annual bonus, Mr. Helding’s pro-rata annual bonus, and the amount paid in satisfaction of Mr. Hershberger’s pro-rata annual bonus for the year of his termination.

(3)

Represents the aggregate value of the consideration to be paid to each named executive officer in respect of all outstanding equity awards pursuant to the terms of the Merger Agreement. For the number of restricted Class A Shares, Company Options and Company SARs held by each named executive officer as of July 16, 2020, and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled “Consideration for Company Options and Company SARs Held by Directors and Executive Officers in the Merger.”

(4)	None of the named executive officers’ arrangements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

Employee Matters Following Closing

For a period of twelve months following the Effective Time, Parent has agreed, with respect to each employee of Benefytt who continues to remain employed with the Company or its subsidiaries immediately after the Effective Time (the “continuing employees”), to provide (a) a base salary or base wage and target annual cash bonus opportunity or commission opportunity (as applicable) that, in each case, is no less favorable than such salary, wage, or bonus opportunity provided immediately prior to the Effective Time, (b) employee benefits (other than any equity-based compensation or benefits, transaction-triggered benefits, deferred compensation, defined benefit pension, or retiree health or welfare benefits) that are substantially comparable in the aggregate to those provided immediately prior to the Effective Time and (c) severance benefits that are no less favorable than the severance benefits provided immediately prior to the Effective Time.

Parent also has agreed under the Merger Agreement to provide credit for service with Benefytt or its subsidiaries for purposes of vesting, eligibility to participate, level of paid time off, and severance benefits under all employee benefit plans maintained by Parent or its affiliates for the benefit of continuing employees (other than any equity-based compensation or benefits, defined benefit pension, or retiree health or welfare benefits), except to the extent that any such recognition would result in a duplication of benefits. Parent will also provide certain health plan coordination benefits.

Each continuing employee who participates in a cash bonus program of the Company will be eligible to receive a cash bonus pursuant to the terms and conditions of such cash bonus program, based on the Company’s actual performance through the end of the applicable performance period. The compensation committee of the Company Board may adjust the performance criteria to account for the Transactions and all related expenses and costs, to the extent such adjustment does not adversely affect the participants in the program.

Rule 14d-10(d) Matters

In connection with approving the Company’s entry into the Merger Agreement and the Transactions, the Company Board approved each agreement, arrangement or understanding that has been, or will be, entered into by the Company with any holder of Class A Shares, including any arrangements to be effected in accordance with the Merger Agreement, pursuant to which employment compensation, severance or other benefits is paid to such holder as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Indemnification and Insurance

Benefytt’s amended and restated certificate of incorporation provides that it will indemnify the directors and officers of Benefytt to the fullest extent permitted by the DGCL. In addition, Benefytt has entered into indemnification agreements with certain of its current directors. These agreements provide for the indemnification of such persons for all reasonable expenses and damages incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. The form of the indemnification agreement is filed as Exhibit (e)(10) to this Schedule 14D-9 and is herein incorporated by reference.

Under the Merger Agreement, from and after the Effective Time, the surviving corporation in the Merger must indemnify and hold harmless, to the fullest extent permitted under applicable law and the organizational documents of Benefytt or its subsidiaries in effect as of the date of the Effective Time, each current or former director or officer of the Company or any of its subsidiaries or any or current or former individual who was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another person, against any costs, expenses, or liabilities in connection with any actual or threatened claims in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such person serving as a director, officer, employee or agent (as applicable) of the Company, any of its subsidiaries or any other person (if such service was at the request of the Company) or any of its subsidiaries.

In addition, for a period of six years following the Effective Time, the surviving corporation is required to ensure that the organizational documents of Benefytt and its subsidiaries contain provisions that are no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its subsidiaries than are presently set forth in the Company’s organizational documents as of the date of the Merger Agreement.

Prior to the Effective Time, Benefytt is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” insurance policy for a period of six years after the effective time with respect to matters arising at or prior to the effective time, with a one-time cost not in excess of 300% of the annual premiums paid by Benefytt for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the Merger Agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, Benefytt or the surviving corporation in the Merger shall purchase a policy with the greatest coverage available for a cost not exceeding such amount.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, Benefytt has agreed to, as applicable, take all actions as may be reasonably requested by a party to the Merger Agreement to cause any dispositions (or deemed dispositions) of equity securities of Benefytt (including derivative securities) by each individual who is a director or executive officer of Benefytt subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Benefytt to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board

At a meeting held on July 12, 2020, after careful consideration, the Company Board, among other things:

•	determined that it is in the best interests of the Company and its stockholders to enter into the Merger Agreement;

•

approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein;

•	declared advisable the Merger Agreement and the transactions contemplated thereby; and

•

subject to Section 6.2 of the Merger Agreement and the other terms and conditions of the Merger Agreement, resolved to recommend the holders of Shares accept the Offer by tendering their Class A Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the reasons described in more detail below under “—Benefytt’s Reasons for the Offer and the Merger,” the Company Board unanimously recommends that the holders of Shares accept the Offer by tendering their Class A Shares to Merger Sub pursuant to the Offer.

A press release, dated July 13, 2020, issued by Benefytt announcing the Offer, the Merger and the Transactions, is included as Exhibit (a)(1)(C) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

In the ordinary course of business, the Company Board, together with Benefytt’s senior management, regularly reviews and assesses Benefytt’s near-term and long-term strategy, strategic direction, financial performance and business with a view towards generating long-term stockholder value, taking into account financial, industry, competitive and other considerations. As part of this process, from time to time, the Company Board and senior management have reviewed potential strategic alternatives, including, discussions as to whether the continued execution of Benefytt’s strategy as a stand-alone company, a possible business combination with a third party or a possible sale of Benefytt to a third party offered the best opportunity to enhance stockholder value, as well as a review of the potential benefits and risks associated with each such course of action.

In July 2019, following the execution and announcement of certain strategic initiatives undertaken by the Company relating to the Medicare business, the Company Board began considering the exploration of a range of strategic alternatives available to Benefytt to enhance stockholder value, including, among other things, a sale of Benefytt or a portion thereof, a strategic business combination, changes in Benefytt’s operations or strategy or the continued execution of Benefytt’s business plan. In connection with the review of strategic alternatives, the Company Board determined to engage BofA Securities, Inc. (“BofA Securities”) to act as Benefytt’s financial advisor. The determination by the Company Board to engage BofA Securities to act as Benefytt’s financial advisor was based on, among other things, BofA Securities’ experience with transactions similar to those being explored by Benefytt’s board, BofA Securities’ reputation in the investor community and its familiarity with Benefytt and its business.

Following a meeting of the Company Board on July 25, 2019, at which it discussed potential strategic alternatives and authorized BofA Securities to contact prospective parties who could be interested in a transaction involving Benefytt and determined to publicly disclose the Company Board’s decision to conduct a review of its strategic alternatives, Benefytt issued a press release on July 26, 2019 announcing that its board of directors was conducting a comprehensive review of strategic alternatives to enhance value for Benefytt’s stockholders, including a potential sale of the company, and that the Company Board had engaged BofA Securities as its financial advisor.

On August 1, 2019, in connection with its continuing review of strategic alternatives, Benefytt engaged Weil, Gotshal & Manges LLP (“Weil”) as its outside legal counsel. The decision by the Company Board to engage Weil was based on the qualifications of Weil, including its deep experience in advising public companies through the evaluation of strategic alternatives.

Following the Company Board’s determination to explore strategic alternatives, commencing on July 31, 2019, at the direction of the Company Board, representatives of BofA Securities reached out to potential counterparties that were believed to have a possible interest in, and the financial capability and ability to execute on, an acquisition of the whole company and provided a draft confidentiality agreement to those potential counterparties expressing interest in participating in the process. Ultimately, during the process, representatives of BofA Securities contacted and/or received inquiries from approximately 60 potential counterparties, comprised of potential strategic counterparties and financial sponsors.

Between August 1 and October 8, 2019, representatives of Weil negotiated the terms of, and Benefytt entered into, confidentiality agreements with 24 potential counterparties. Each of the counterparties agreed in the confidentiality agreement to a customary standstill provision, which ceased to apply upon Benefytt’s entry into the Merger Agreement with Parent. Between August 1 and October 17, 2019, introductory meetings were held between senior management of Benefytt and 20 of the parties that had signed confidentiality agreements.

On September 3, 2019, at the direction of the Company Board, representatives of BofA Securities delivered a first round process letter that had been reviewed by the Company Board to each of the counterparties that had entered into a confidentiality agreement, outlining, among other things, that interested parties should each submit a preliminary, non-binding indication of interest for an acquisition of Benefytt by no later than September 17, 2019, as well as the details to be included with such preliminary proposal. During the period leading up to the first bid deadline, representatives of BofA Securities engaged with representatives of the potential counterparties to discuss the process and to facilitate responses from Benefytt to preliminary diligence requests.

Between August 28 and September 23, 2019, non-binding initial indications of interest were received from seven parties. The indications of interests were as follows: $36.00 to $41.00 per share from a potential acquirer (“Party A”); $34.00 to $37.00 per share from a potential acquirer (“Party B”); $27.50 to $30.00 per share from a potential acquirer (“Party C”); $25.00 to $30.00 per share from a potential acquirer (“Party D”); $25.00 to $28.00 per share from a potential acquirer (“Party E”); $28.00 and $30.00 per share from a potential acquirer (“Party F”); and $23.00—$25.00 per share from a portfolio company of MDP (“Party G”).

On September 19, 2019, the Company Board met, with members of senior management and representatives of BofA Securities and Weil also in attendance. At the meeting, representatives of BofA Securities provided the Company Board with an overview of the first five indications of interests that had been received, noting that two additional indications of interests (from Party F and Party G) were expected to be received within the next few days, updated the Board regarding the discussions representatives of BofA Securities had with other potential acquirers who had been contacted by BofA Securities and the feedback that had been received from those potential acquirers to date and timing of potential next steps in the strategic alternatives process. Following discussion at the meeting, the Company Board determined based on the indicative price ranges provided by such bidders to invite the five parties that already had submitted indications of interest (the “Second Round Bidders”) to the second round of the process and, if the two anticipated indications of interests from Party F and Party G were comparable with the Second Round Bidders, to invite the such bidders to proceed as well, and authorized BofA Securities and members of management to proceed on that basis. The Company Board subsequently determined not to invite Party G because the price range included in its indication of interest was below the range of the other indications of interest.

Commencing on October 3, 2019 and continuing during the week of October 7, 2019, representatives of Benefytt’s senior management team conducted management presentations with five of the Second Round Bidders, with Party F declining to proceed.

Beginning on October 7, 2019, the remaining Second Round Bidders were provided access to a virtual data room containing a confidential information memorandum and certain non-public information regarding Benefytt. Subsequently, after being provided access to such information, two Second Round Bidders (Party D and Party E) withdrew from the process.

On October 13, 2019, BofA Securities provided a relationship disclosure memorandum which was distributed to the Company Board.

On October 29, 2019, certain members of the Company Board met to discuss the status of Benefytt’s engagement with the remaining three Second Round Bidders (Party A, Party B and Party C) with members of senior management and representatives of BofA Securities and Weil also in attendance.

On November 6, 2019, the Company Board met, with members of senior management and representatives of BofA Securities and Weil also in attendance, to receive an update on the strategic alternatives review process, specifically on progress with respect to the remaining three Second Round Bidders. Representatives of BofA Securities reviewed with the Company Board the level of engagement by each of the remaining Second Round Bidders, the dates on which management presentations were conducted, the advisors engaged by such bidders and the level of due diligence being conducted by each bidder.

On November 8, 2019, representatives of Party B informed BofA Securities that, after conducting further due diligence, it was withdrawing from the process.

On November 12, 2019, as part of the announcement of the Company’s financial results for the third quarter ended September 30, 2019, Benefytt provided an update regarding certain early Medicare sales volume indications for the fourth quarter Annual Election Period and the Company’s expectation for growth in the Medicare business as compared to the Company’s individual and family products business.

On November 20, 2019, representatives of Party A informed BofA Securities that, after conducting further due diligence, it was withdrawing from the process.

On December 4, 2019, certain members of the Company Board met, with members of senior management and representatives of BofA Securities and Weil also in attendance, to discuss the strategic alternatives review process, including the interest level of the Second Round Bidders and recent engagement with new and previously contacted third parties whose interest may have changed as a result of Benefytt’s November 12th announcement. Representatives of BofA Securities discussed with the Company Board that only Party C continued to evaluate a potential transaction, but that such bidder appeared to be working at a gradual pace. Representatives of BofA Securities also discussed with the Company Board about re-engaging with eight potential bidders that were not Second Round Bidders, including three parties that had evaluated the opportunity during the initial outreach in September 2019 and expressed renewed interest and five potential new bidders, and the Company Board approved such engagement.

On December 12, 2019, Benefytt issued a press release announcing the Company’s preliminary results for the 2020 Medicare Annual Election Period, which ended on December 7, 2019.

On December 20, 2019, Benefytt issued a press release announcing that the Company would prioritize the build out of its Medicare business in order to maximize value for its stockholders and that, as a result, certain individual and family plan carrier and distributor relationships and books of business may be run-off or replaced due to the Company’s strategic pivot towards Medicare insurance products.

Between December 13, 2019 and January 16, 2020, representatives of Weil negotiated the terms of, and Benefytt entered into, confidentiality agreements with four of the five new potential bidders, with the fifth new potential bidder continuing to evaluate whether to proceed with the potential opportunity. On December 23, 2019, members of the Company’s senior management team met with representatives of two of such potential bidders. On January 28, 2020, members of Benefytt management participated in, and representatives BofA Securities and representatives of Weil attended by teleconference, a legal due diligence session with one of the new potential bidders.

On January 8, 2020, certain members of the Company Board met, with members of senior management and representatives of BofA Securities and Weil also in attendance, to discuss the status of the strategic alternatives review process, preliminary fourth quarter and fiscal year 2019 financial results, and it was decided to publicly confirm that the strategic alternatives review process was on-going.

On January 13, 2020, in conjunction with the announcement of preliminary financial results and key metrics for the fourth quarter of 2019 and fiscal year 2019, Benefytt issued a press release announcing that the Company Board was continuing to undertake a comprehensive review of strategic alternatives to enhance value for Benefytt’s stockholders. Between February 26 and April 29, 2020, at the direction of the Company Board, representatives of BofA Securities continued to contact additional potential acquirers and Weil negotiated the terms of, and Benefytt entered into, confidentiality agreements with three additional potential acquirers.

On March 6, 2020, the Company announced that its name had been changed from “Health Insurance Innovations, Inc.” to “Benefytt Technologies, Inc.” Also on March 6, 2020, certain members of the Company Board met to receive an update regarding the strategic alternatives review process, with members of senior management and representatives of BofA Securities and Weil also in attendance. Representatives of BofA Securities reviewed with the Company Board its outreach to potential acquirers, the resulting responses and their interest in a strategic transaction with the Company. The Company Board discussed the updated confidential information presentation to be shared with potential bidders that signed a confidentiality agreement.

During the month of March 2020, members of Benefytt’s senior management conducted telephone calls with three of the potential bidders to respond to questions raised following such bidders’ review of the confidential information presentation. During this time period, four of the remaining potential bidders informed BofA Securities that they were no longer considering a potential transaction with the Company as a result of market conditions and, in one case, as a result of an alternative transaction having already been executed by such bidder.

On March 24, 2020, the Company Board met to discuss the strategic alternatives review process, with members of senior management and representatives of BofA Securities and Weil also in attendance. Representatives of BofA Securities discussed with Company Board that four of the remaining potential bidders had declined to proceed, and that six potential bidders continued to conduct work, with three of the potential bidders having conducted a call with representatives of Benefytt’s senior management to discuss the confidential information memorandum. BofA Securities also reviewed current market conditions with the Company Board.

During the month of April 2020, four additional bidders withdrew from the process as a result of market conditions and other factors.

On April 29, 2020, at the direction of the Company Board, representatives of BofA Securities delivered an updated process letter that had been reviewed by the Company Board to the two remaining potential bidders that were still engaged and actively conducting work on a potential transaction with Benefytt, outlining, among other things, that interested parties should each submit a preliminary, non-binding indication of interest for an acquisition of Benefytt by no later than May 14, 2020, as well as the details to be included with such indication of interest.

On May 14, 2020, one of the two potential bidders who received an updated process letter (“Party H”), submitted a non-binding preliminary indication of interest to acquire 100% of the equity of Benefytt for $24.50 to $26.50 per share in cash, representing approximately a 14%-23% premium to the Class A Share price of $21.50 as of Thursday, May 14, 2020. Party H’s non-binding preliminary indication of interest also indicated its willingness to consider a private minority investment in Benefytt equity, but noted that its preference would be to acquire the whole company. The second potential bidder who received an updated process letter did not submit an indication of interest. The indication of interest received from Party H was the first indication of interest received by the Company since the indications of interests received in September 2019.

On May 18, 2020, certain members of the Company Board met to discuss the non-binding indication of interest received from Party H, with members of senior management and representatives of BofA Securities and Weil also in attendance. Representatives of BofA Securities discussed Party H’s indication of interest with the Company Board and, following such discussion, the Company Board noted that the price offered by Party H, even at the high end of the range, was insufficient as a starting point for negotiations and determined not to proceed with Party H.

On May 19, 2020, Gavin Southwell, President and Chief Executive Officer of Benefytt, received a telephone call from a representative of MDP who expressed that MDP might have interest in exploring a potential transaction with Benefytt. There was no discussion of valuation and no proposal was made during this initial call with this person. Mr. Southwell then informed members of the Company Board regarding the potential interest from MDP.

On May 21, 2020, Benefytt entered into the Confidentiality Agreement with MDP. Later on May 21, representatives of MDP met with members of the Company’s senior management in an introductory meeting. In addition, during the period between May 21 and June 9, 2020, members of Benefytt’s senior management participated in, with representatives of BofA Securities and Weil in attendance, numerous due diligence sessions with MDP on various subjects, including finance, operations and legal due diligence matters. During this time period, Benefytt continued to make additional information available to MDP and its advisors through BofA Securities, including in response to requests for further information and diligence requests made by MDP.

On June 9, 2020, representatives of MDP met with members of Benefytt’s senior management, during which meeting the parties discussed the potential acquisition of Benefytt by funds affiliated with MDP. Later on June 9, 2020, MDP submitted a non-binding proposal to Benefytt that included proposals to either (i) acquire 100% of the equity of Benefytt for $30.00 per share in cash or (ii) acquire a minority interest in Benefytt pursuant to a recapitalization transaction and investment in convertible preferred stock of the Company, noting MDP’s preference for a whole company acquisition of Benefytt.

On June 10, 2020, certain members of the Company Board met to discuss the non-binding proposal submitted by MDP on June 9, with members of senior management and representatives of BofA Securities and Weil also in attendance. The Company Board members present considered that a sale of the Company would create better value for Benefytt’s stockholders than a transaction involving the acquisition of a minority interest in Benefytt by MDP. The Company Board discussed with representatives of BofA Securities whether other potential bidders might be prepared to make a proposal to acquire the Company, and BofA Securities noted that MDP was the only party still engaged in evaluating a potential transaction with Benefytt at that point in time. The Company Board members present concluded that the offer price of $30.00 per share offered by MDP warranted further engagement and directed BofA Securities to return to MDP with a counter proposal of $32.00 per share.

On June 11, 2020, MDP submitted a revised non-binding proposal to acquire all outstanding equity interests of Benefytt for $31.00 per share in cash and indicated that this revised proposal was being submitted with the expectation that MDP would be provided with exclusivity in order to progress expeditiously toward the entry into a negotiated, definitive transaction agreement with Benefytt. Later that day, certain members of the Company Board met to discuss MDP’s revised proposal, with members of senior management and representatives of BofA Securities and Weil also in attendance. Representatives of BofA Securities reviewed MDP’s revised offer with the Company Board members present and noted that MDP had indicated that it had increased its offer to $31.00 per share with the expectation of entering into an exclusivity agreement with Benefytt. The members of the board discussed the strategic review process conducted to date, alternatives available to the Company, including continuing as a stand-alone company, the terms of MDP’s offer and execution risk of a potential transaction. Following such discussion, the Company Board members present directed management and the Company’s advisors to proceed with negotiating an exclusivity period with MDP on the basis of its revised offer and with negotiating definitive documentation with MDP.

On June 12, representatives of Weil and Kirkland & Ellis LLP, outside legal counsel to MDP (“Kirkland”) negotiated the terms of the Exclusivity Agreement. On the same day, Benefytt and MDP entered into the Exclusivity Agreement providing for, among other things, an exclusivity period ending at 11:59 p.m. EST on July 5, 2020.

Beginning on June 15, 2020, MDP and its advisors were given access to a virtual data room with non-public information and materials regarding Benefytt, including information on Benefytt’s operations and business as well as certain contractual, legal, compliance and employment matters. MDP also began to conduct numerous due diligence sessions with Benefytt management and advisors on various subjects, including legal, finance and operations due diligence matters.

On June 18, 2020, Weil provided an agreement and plan of merger to Kirkland, which contemplated a one-step merger transaction structure. On June 19, 2020, Weil provided an exchange and termination agreement to Kirkland, which contemplated, among other things, (i) the agreement by the Series B Members to exchange their Series B Membership Interests in Holdings (the “Series B Units”) for an equal number of Class A Shares immediately prior to the Effective Time contemplated by the merger agreement and (ii) the termination of the tax receivables agreement in exchange for the payment to the Series B Members of the termination fee contemplated thereunder.

On June 24, 2020, the Company Board met, with members of senior management and representatives of BofA Securities and Weil also in attendance, to discuss the transaction process and engagement with MDP, the scope of diligence completed by MDP, legal documentation and the financial projections being prepared by Benefytt’s senior management. Representatives of Weil reviewed with the Company Board the legal documentation prepared by Weil, including the transaction structure, and noted that they had discussed the legal documentation with Kirkland and that Kirkland was working on preparing comments to the draft legal documentation. Members of Benefytt’s senior management provided an update regarding the preparation of the Company management’s financial projections and discussed the financial projections under preparation. Representatives of Weil also reviewed for Company Board the public disclosure requirements, including financial projections, in connection with a potential transaction.

On June 29, 2020, Kirkland delivered comments to the merger agreement to Weil that, among other things, revised the structure of the transaction as a cash tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL following consummation of the offer. From June 29, 2020 until July 12, 2020, Weil and Kirkland negotiated the terms and exchanged drafts of the merger agreement.

From June 30, 2020 through July 3, 2020, representatives of Weil had a number of discussions with members of Benefytt’s management team to discuss points raised by MDP’s comments to the merger agreement. In particular, Weil noted the following points raised by the comments: (i) MDP’s request that certain to be specified stockholders enter into tender and support agreements with Parent as a condition to signing; (ii) MDP’s request that certain holders of Series B Units exchange their Series B Units prior to the expiration of the offer and tender all Class A Shares received in such exchange into the offer; (ii) MDP’s proposals regarding the circumstances in which Merger Sub would be obligated to extend the offer period; (iii) MDP’s proposals regarding conditions to the offer, including the standard of accuracy for the capitalization representations; (iv) additional limitations on Benefytt’s conduct of business between signing the merger agreement and closing of the transaction; (v) the scope and materiality standard for the accuracy of representations and warranties; (vi) increased restrictions in Benefytt’s no-shop obligations; (vii) MDP’s proposed company termination fee equal to 3.75% of the aggregate transaction consideration, in response to Benefytt’s proposal of 2.0% and Parent termination fee equal to 5% of the aggregate transaction consideration, in response to Benefytt’s proposal of 7.0%; and (viii) MDP’s proposals on the events that would result in the Company’s obligation to pay the company termination fee.

On July 1, 2020, the Company Board met, with members of senior management and representatives of BofA Securities and Weil also in attendance, to discuss a request received from MDP that the exclusivity period be extended to end at 11:59 p.m. EST on July 12, 2020. Representatives of BofA Securities informed the Company Board that MDP had proposed extending the exclusivity period by one week in order to provide sufficient time to negotiate and finalize all of the transaction documentation and secure debt financing. Following discussions between the Company Board and its advisors regarding the likelihood of MDP reaching agreement on definitive transaction documentation, the Company Board determined that it was in the best interests of the Company’s stockholders to extend the exclusivity period and authorized management and the Company’s advisors to proceed with extending Parent’s exclusivity period to July 12, 2020. Representatives of BofA Securities and Weil then provided an update on the status of MDP’s efforts to obtain debt financing, following which BofA Securities left the meeting and the Company Board went into executive session, along with representatives of Weil. A representative of Weil then informed the Company Board that a representative of Kirkland had inquired about the possibility of MDP engaging in discussions with the Company’s existing lenders, which included an affiliate of BofA Securities, to discuss obtaining a waiver of the event of default that would result from the closing of the transaction and consent to the incurrence of additional indebtedness. Weil discussed with the Company Board the potential conflict of interest raised by MDP engaging in discussions with an affiliate of BofA Securities as a lender to the Company. The Company Board determined that MDP could discuss with the affiliate of BofA

Securities, as well as the other lenders within the consortium, the possibility of obtaining such a waiver. Notwithstanding the response of the Company Board, MDP determined at that time that it did not need to seek such a waiver and no such waiver was negotiated or agreed between MDP and the affiliate of BofA Securities.

On July 2, 2020, BofA Securities provided an updated relationship disclosure memorandum which was distributed to the Company Board.

On July 3, 2020, Weil delivered a revised merger agreement to Kirkland. Also on July 3, Kirkland and Weil negotiated the terms of an amendment to the Exclusivity Agreement, and Benefytt and Parent entered into such amendment, extending the exclusivity period to 11:59 p.m. EST on July 12, 2020.

On July 3, 2020, Kirkland delivered comments on the exchange and termination agreement to Weil, as well as a support agreement, limited guarantee and equity commitment letter. On July 6, 2020, Weil delivered comments on the equity commitment letter, limited guarantee, support agreement, and exchange and termination agreement to Kirkland. The comments on the support agreement reflected the inclusion of a change in recommendation by the Company Board as a termination event under the support agreement.

On July 7, 2020 the Company Board met to review updates with respect to the Company’s business and the financial projections prepared by the Company’s senior management reflecting the updates with respect to the business, with members of senior management and representatives of Weil also in attendance. Representatives of Weil provided the Company Board with an update regarding the status of the legal documentation. Members of senior management of Benefytt reviewed and summarized the financial projections, which had been provided to the Company Board prior to the meeting. The Company Board discussed the financial projections, including the basis for the financial projections in light of the Company’s current operations and business prospects, the required changes to the Company’s commitment to the individual and family plan business, the projections for the Medicare business and the potential need to obtain additional capital if the Company was not able to reach agreement with MDP regarding the potential transaction on terms acceptable to the Company, following which the Company Board approved the financial projections.

On July 7, 2020, representatives of Weil and Kirkland had a call to discuss the open points in the merger agreement and the points that would be raised in MDP’s latest comments on the merger agreement. Kirkland sent a revised draft of the merger agreement to Weil on July 8, 2020. The primary open points in the July 8th draft of the merger agreement related to: (i) MDP’s proposals with respect to the circumstances in which Merger Sub would be obligated to extend the offer period; (ii) MDP’s proposals regarding conditions to the offer, including the standard of accuracy for the capitalization representations; (iii) the scope of the representations and warranties and interim operating covenants; (iv) MDP’s proposed company termination fee equal to 3.25% of the aggregate transaction consideration, in response to Benefytt’s proposal of 2.75%, and a Parent termination fee equal to 6.0% of the aggregate transaction consideration, in response to Benefytt’s proposal of 6.5%, and (vi) events that would result in the Company’s obligation to pay the company termination fee. On July 9, 2020, representatives of Weil held discussions with members of Benefytt management to review the open issues in Kirkland’s draft of the merger agreement.

On July 8, 2020, Kirkland also delivered revised drafts of the exchange and termination agreement, limited guarantee, equity commitment letter and support agreement to Weil and on July 9, 2020, Weil delivered revised drafts of the support agreement, and exchange and termination agreement to Kirkland.

On July 9, 2020, a member of the Company Board contacted Mr. Michael Kosloske, the beneficial owner of all of the outstanding Class B Shares and Series B Units of Holdings to discuss whether Mr. Kosloske would be willing sign a confidentiality agreement prior to obtaining certain confidential information from the Company, which Mr. Kosloske agreed to sign on July 10, 2020. Following execution of the confidentiality agreement, drafts of the support agreement and exchange and termination agreement were delivered by Mr. Kosloske.

On July 10, 2020, Weil delivered revised drafts of the merger agreement and limited guarantee to Kirkland. On July 11, 2020, representatives of Weil and Kirkland had a call to discuss the terms of the merger agreement and the other legal documentation. Later on July 11, 2020, Kirkland delivered a revised draft of the merger agreement to Weil and drafts of the exchange agreement and tax receivables agreement termination agreement (the “TRA termination agreement”). The primary remaining open issues raised in the July 11th draft of the merger agreement following these exchanges related to the circumstances of Merger Sub’s obligation to extend the offer period, the scope of certain representations and warranties, the size of the termination fees and events that would trigger the termination fee. Also on July 11, Kirkland also delivered initial drafts of the debt commitment letter, proposed form of credit agreement, debt fee letter and preferred equity commitment letter (collectively, the “Debt Documents”) to Weil. The debt commitment letter provided for a revolving credit facility and a term loan to be made available and/or funded under and pursuant to the term of the proposed form of credit agreement attached as an exhibit to the debt commitment letter. Upon entry into such credit agreement at the closing, by way of refinancing or amendment and restatement, the event of default that would otherwise have resulted from the closing of the transaction (and the incurrence of indebtedness thereunder) would not be applicable.

On July 11, 2020, a representative of Morgan Lewis & Bockius LLP, outside legal counsel to Mr. Kosloske (“Morgan Lewis”) provided comments to the support agreement to Weil.

On the evening of July 11, 2020, the Company Board held a meeting to discuss the status of the transaction process and for BofA Securities to review its preliminary financial analysis of the proposed offer price of $31.00 per Class A Share in cash with the Company Board. Representatives of Benefytt’s senior management, BofA Securities and Weil attended the meeting. A representative of Weil provided an update to the Company Board regarding the status of the legal documentation and engagement with Kirkland and reviewed with the Company Board an updated relationship disclosure memorandum provided by BofA Securities. Representatives of BofA Securities then reviewed BofA Securities’ preliminary financial analysis with the Company Board and responded to questions from members of the Company Board regarding the scope and methodology of the financial analyses performed by BofA Securities.

On July 12, 2020, representatives of Weil held discussions with members of Benefytt management to review the open issues in the July 11th draft of the merger agreement. Later on July 12, 2020, Weil delivered revised drafts of the merger agreement and support agreement to Kirkland. Throughout the evening of July 11th and throughout the day and into the evening of July 12th, Kirkland and Weil continued to exchange drafts of the merger agreement, related transaction agreements and debt documentation. Also on July 12, 2020, a representative of Morgan Lewis delivered comments to the exchange agreement and TRA termination agreement. During a call on July 12, 2020 with representatives of Benefytt’s management, Weil and Morgan Lewis to discuss the calculation of the termination payment under the TRA termination agreement, the representative of Morgan Lewis confirmed that Mr. Kosloske would be willing to execute the support agreement, exchange agreement and TRA termination agreement.

On July 12, the Company Board held a meeting (the “July 12 Meeting”), which was attended by members of senior management and representatives of BofA Securities and Weil. At the July 12 meeting, among other things, the Company Board received an update from Weil regarding the remaining open points in the transaction documentation. At the July 12 Meeting, representatives of BofA Securities reviewed with the Company Board their financial analyses of the offer price of $31.00 per Class A Share in cash, and delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion, dated July 12, 2020, to the effect that as of that date and based on and subject to various factors and assumptions described in its written opinion, the offer price of $31.00 per Class A Share in cash to be received in the Transactions by the holders of Class A Shares (other than holders of Excluded Shares and Dissenting Shares) was fair, from a financial point of view, to such holders. For a discussion of BofA Securities’ opinion and financial analysis, please see below under the caption “—Opinion of Benefytt’s Financial Advisor”. At the July 12 Meeting, representatives of Weil also reviewed with the directors their fiduciary duties as well as a summary of the key terms of the merger agreement, the exchange agreement, the TRA termination agreement and the support agreement. After further discussing potential reasons for and against the proposed transaction (see above under the heading “—Recommendation of the Company Board” and below under the heading “—Benefytt’s Reasons for the Offer and the Merger”), the Company Board unanimously adopted resolutions (i) determining that it is in the best interests of the Company and its stockholders to enter into the merger agreement, (ii) approving the execution and delivery of the merger agreement and the transactions contemplated hereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (iii) declaring advisable the merger agreement and the transactions contemplated thereby and (iv) subject to Section 6.2 of the Merger Agreement and the other terms and conditions of the Merger Agreement, resolving to recommend the holders of Shares accept the Offer by tendering their Class A Shares to Merger Sub pursuant to the Offer.

Following the July 12 Meeting, the parties finalized the merger agreement and the Debt Documents and the parties executed the Merger Agreement, the related transaction agreements and the Debt Documents.

On the morning of July 13, 2020, prior to the opening of trading of Benefytt’s stock on the NASDAQ Global Select Market, Benefytt and MDP issued a press release announcing the execution of the merger agreement on July 12, 2020.

Benefytt’s Reasons for the Offer and the Merger

In evaluating the Merger Agreement and the Transactions, the Company Board consulted with senior management of the Company, as well as BofA Securities and Weil. In making its recommendation, the Company Board carefully considered numerous factors, including the following material factors and benefits of the Transactions, among others and not necessarily in order of relative importance, all of which it viewed as generally supporting its (i) approval of the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations under the Merger Agreement, and the consummation of the Offer and the Merger upon the terms and conditions set forth in the Merger Agreement; and (ii) resolution to recommend that Company stockholders tender their Shares to Merger Sub pursuant to the Offer.

•

Attractive Value; Certainty of Value. The Company Board considered the current and historical market price of the Class A Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry, and the trading price of the Shares, including:

•

the fact that the Offer Price of $31.00 payable in the Offer and the Merger represents a premium of approximately 59% over the 30-day volume-weighted average price per Class A Share through the close of trading on July 10, 2020, the last trading day prior to announcement of entry into the Merger Agreement; and

•

the fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company’s stockholders and does not expose them to any future risks related to the business or the financial markets generally.

•

Best Alternative for Maximizing Stockholder Value After a Thorough and Well Publicized Sale Process. The Company Board considered that the Offer Price was more favorable to Company stockholders than the potential value that might result from other alternatives reasonably available to the Company in light of a number of factors, including the following:

•

that the Company, at the direction of the Company Board, conducted a lengthy and thorough process, during which representatives of the Company contacted, or were contacted by, a total of 58 potential counterparties, comprised of potential strategic counterparties and financial sponsors, entered into non-disclosure agreements with and engaged in due diligence or provided management presentations or other information to 31 potential counterparties, ultimately receiving indications of interest from 8 bidder groups, none of which subsequently indicated a willingness to make an offer at a price equal to or above $31.00 after conducting due diligence;

•	the belief that the Offer Price represented the highest price that MDP was willing to pay and the highest price per share reasonably obtainable as of the date of the Merger Agreement; and

•

that the Company’s receptiveness to a strategic transaction was well publicized, including as a result of the Company’s public announcement on July 26, 2019 of its intent to explore possible strategic alternatives focused on maximizing stockholder value and the Company’s subsequent public announcement on January 13, 2020 confirming that the review of potential strategic alternatives was ongoing.

•

More Attractive Value Than Other Alternatives. The Company Board evaluated carefully the risks and potential benefits associated with other strategic or financial alternatives and the potential for stockholder value creation associated with those alternatives, including a private placement of equity securities and executing on the Company’s business plans without engaging in any strategic or financial transaction. As part of these evaluations, the Company Board considered:

•

the belief that the Offer Price is more favorable to Company stockholders than the potential value that would reasonably be expected to result from other strategic and financial alternatives reasonably available, which could include;

•	the continuation of Company’s business plan as an independent, publicly-listed company consistent with its historical results of operations, financial prospects and condition;

•

modifications to the Company’s business and operations strategy, which was expected to include an increased focus on its Medicare segment and a de-emphasis of the Company’s Individual and Family Plans (“IFP”) segment; or

•	potential expansion opportunities through acquisitions and combinations of the Company with other businesses;

•

the belief that the aforementioned alternatives were not reasonably likely to create greater value for the Company’s stockholders than the Offer and the Merger, taking into account, among other factors, execution risks as well as business, competitive, industry and market risks, particularly those in the health insurance industry more generally, including:

•

the continuation of the Company’s business plan as an independent, publicly-listed company, based on its historical results of operations, financial prospects and condition, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Class A Shares;

•

the risk that the Company may not be able to grow its Medicare market share at the rates reflected in the Company’s business plan, given the intense competition that the Company faces from other companies providing Medicare products;

•	the risk that the Company may not be able to increase revenues for its core Medicare products as much as projected;

•

the risk that significant incremental capital would be required to grow the Company’s Medicare segment, which would be the primary business of the Company following the de-emphasis of the Company’s IFP segment;

•	the risk that the Company would not continue to be able to retain the services of key management or other personnel of the Company;

•	the risks and uncertainties associated with the U.S. and global economy; and

•	the other risks and uncertainties identified in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

•

Certain Company Projections. The Company Board considered certain forecasts for the Company prepared by senior management of the Company, which reflected certain assumptions of the Company’s senior management. See “—Projected Financial Information”.

•	Financing Certainty. The Company Board considered the fact that:

•

Parent had obtained committed equity financing, including a preferred equity commitment, in an amount equal to $505 million and Merger Sub had obtained committed debt financing from major commercial banks with significant experience in similar lending transactions and strong reputations for honoring their commitments in an amount that, together with the committed equity financing, would be sufficient to consummate the Transactions; and

•

the nature and limited number of the conditions to the equity financing and debt financing and the obligation of Parent and Merger Sub to use their reasonable best efforts to satisfy the conditions to the equity financing and debt financing.

•

Transaction Structure; Speed and Likelihood of Consummation. The Company Board considered the likelihood that the Offer and the Merger would be consummated without significant delay based on, among other things:

•

the structure of the transaction as a two-step acquisition of the Company, consisting of an Offer followed by the second-step Merger, and the fact that under Section 251(h) of the DGCL the Merger can be effected promptly following the consummation of the Offer, without a vote of the Company’s stockholders and the delay caused by a stockholder meeting;

•	the conditions to the Offer and the Merger are specific and limited, so that the Offer and the Merger are likely to be completed if a sufficient number of Shares are tendered in the Offer;

•	the likelihood of obtaining required regulatory approvals;

•	the business reputation and capabilities of MDP;

•	the financial resources of MDP and its general ability to complete acquisition transactions;

•	the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Offer and the Merger;

•

the Company Board’s belief that the Merger Agreement’s restrictions on the Company’s ability to take certain actions during the pendency of the Offer and the Merger will not unduly interfere with the Company’s ability to operate its business in the ordinary course;

•

the Company’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement; and

•

the fact that statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Class A Shares in the Offer and who properly demand appraisal of their Class A Shares and who otherwise comply with all required procedures under Delaware law.

•

Non-Solicitation and Ability to Terminate in Certain Circumstances. The Company Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative acquisition proposals, and the other terms and conditions of the Merger Agreement, including:

•

Parent’s obligation to pay the Company a termination fee of $29.4 million (the “Parent Termination Fee”) if the Merger Agreement is terminated by the Company due to any breach of representations, warranties or covenants made by Parent or Merger Sub (subject to the standards set forth in the Merger Agreement and following notice and an opportunity to cure) or in certain circumstances in which all Offer conditions have been met, but Parent or Merger Sub fails to accept for payment all validly tendered Shares when required to do so in accordance with the Merger Agreement;

•

the Company’s ability, under certain circumstances, to furnish information to third parties making unsolicited Acquisition Proposals (as defined in the Merger Agreement) and to engage in discussions and negotiations with such third parties;

•

the Company’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, subject to the Company paying Parent a termination fee (the “Company Termination Fee”) of $14.7 million;

•

the Company Board’s ability, under certain circumstances, to withhold, withdraw, or adversely qualify, amend or modify its recommendation in favor of the Transactions (a “Company Change in Recommendation”) at any time before the consummation of the Offer, in response to a superior proposal, subject to the Company paying Parent the Company Termination Fee if Parent terminates the Merger Agreement as a result of the Company Change in Recommendation;

•

the Company Board’s ability, under certain circumstances, to make a Company Change in Recommendation in response to an Intervening Event (as defined in and permitted by the Merger Agreement and not in connection with a superior proposal) at any time before the consummation of the Offer, subject to the Company paying Parent the Company Termination Fee if Parent terminates the Merger Agreement as a result of the Company Change in Recommendation;

•

the Company Board’s belief that the Company Termination Fee payable to Parent in certain circumstances, including if the Company terminated the Merger Agreement to accept a superior proposal or if Parent terminated the Merger Agreement as a result of a Company Change in Recommendation, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another interested party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions; and

•	the customary nature of the representations, warranties and covenants of the Company in the Merger Agreement.

•

Negotiation Process. The Company Board considered the fact that the terms of the Merger Agreement were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Company Board and with the assistance of legal and financial advisors.

•

Analysis and Opinion of BofA Securities. The Company Board considered the financial analysis of BofA Securities and the oral opinion of BofA Securities delivered to the Company Board, which was confirmed by delivery of a written opinion, dated July 12, 2020, to the effect that, as of the date of the opinion, and based on and subject to the various assumptions and limitations described in BofA Securities’ written opinion, the Merger Consideration or Offer Price to be received in the Transactions by holders of the Class A Shares (other than Shares owned directly or indirectly by Parent or Merger Sub, Shares held by the Company as treasury stock immediately prior to the Effective Time, and Shares owned by a holder who has properly demanded appraisal) was fair, from a financial point of view, to such holders, as more fully described below under the section of this Schedule 14D-9 captioned “Opinion of Benefytt’s Financial Advisor,” which full text of the written opinion is attached as Exhibit (a)(1)(D) to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety.

•

Additional Considerations and Risks. In the course of their deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including the following (which factors are not necessarily presented in order of relative importance):

•

the fact that the all-cash price, while providing relative certainty of value, would not allow the Company’s stockholders to participate in any future growth and profits of the Company and would not benefit from any potential future appreciation in value of the Company following the completion of the Transactions;

•

the restrictions in the Merger Agreement on the Company’s ability to actively solicit any proposals that could lead to an Acquisition Proposal, including restrictions on soliciting, initiating or knowingly facilitating or knowingly encouraging proposals or discussions or negotiations regarding an Acquisition Proposal;

•

the fact that in certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal or if Parent terminates the Merger Agreement as a result of a Company Change in Recommendation, the Company would be required to pay Parent the Company Termination Fee, including the potential impact of the applicable Company Termination Fee on the willingness of other potential bidders to propose takeover transactions;

•

if Parent fails to complete the Offer and the Merger as a result of a breach of the Merger Agreement, depending upon the reason for not closing, remedies may be limited to the Parent Termination Fee payable by Parent described above, which may be inadequate to compensate the Company for the damage caused, and if available, other rights and remedies may be expensive and difficult to enforce, and the success of any such action may be uncertain;

•	the absence of assurances that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied;

•

the potential effect of the public announcement of the Merger Agreement, including effects on the Company’s revenues, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•

the risks and costs to the Company if the Transactions do not close, including potential negative effects on the trading price of the Class A Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business, vendor and customer relationships;

•	the fact that the Company’s directors and officers may have interests in the Offer and the Merger that may be different from, or in addition to, those of the Company stockholders;

•

the restrictions on the conduct of the Company’s business prior to the consummation of the Transactions, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Transactions; and

•	the risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but rather includes the principal material benefits and material considerations and risks considered by the Company Board. While the Company Board considered potentially positive and potentially negative factors, the Company Board concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The Company Board collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the number and variety of factors and the amount of information considered, the Company Board did not find it practicable, nor did they attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Projected Financial Information

As described below, in connection with Benefytt’s financial planning process, in the ordinary course of business and in connection with the strategic alternative review process, which resulted in the execution of the Merger Agreement, Benefytt’s management prepared certain non-public, unaudited internal prospective financial information, which reflected various assumptions, including regarding certain future events, all of which are difficult to predict. Certain of these financial projections were also provided to Parent during the due diligence process, which forecasts did not take into account the Merger as set forth in the Merger Agreement.

In October 2019, the Company’s management prepared certain unaudited prospective financial information for fiscal years 2019 through 2023 in connection with the strategic alternative review process (the “October 2019 Projections”). The October 2019 Projections were presented to the Company Board during a meeting held in October 2019. Among other things, the October 2019 Projections assumed that Benefytt’s IFP segment would continue to be operated in the ordinary course of business as it had been conducted to that point. The October 2019 Projections were also provided to potential bidders that had entered into confidentiality agreements and expressed interest in conducting due diligence on the Company prior to Benefytt’s preparation of the February 2020 Projections described below. The October 2019 Projections were not provided to Parent.

On December 20, 2019, the Company publicly announced a change in its overall business strategy to de-emphasize the Company’s IFP segment and to use cash flows from the IFP segment to invest in accelerating the growth of the Company’s Medicare segment. This change in business strategy was prompted by a variety of factors, including, among others, the strong performance of the Company’s Medicare segment following various key investments in the Medicare segment in 2019 (including the Company’s acquisition of TogetherHealth on June 6, 2019), management’s determination that significant future capital would be required to continue to operate the IFP segment and the overall availability and cost to Benefytt of obtaining such capital investment.

In connection with the change in overall business strategy that had been publicly announced, in early 2020, the Company’s management prepared updated unaudited prospective financial information for fiscal years 2019 through 2023 (the “February 2020 Projections”). The February 2020 Projections were provided to Parent and other potential bidders that had entered into confidentiality agreements and expressed interest in conducting due diligence on the Company at that time. At the time the February 2020 Projections were prepared, the Company assumed, among other things, that (i) prioritizing a rapid build of the Company’s Medicare segment would provide the best path forward for maximizing shareholder value, (ii) a significant amount of existing cash flows from the IFP segment would continue to be available for use by the Company in the IFP segment in 2020, and (iii) that the Company would continue to operate a de-emphasized IFP segment over the course of the timeframe covered by the February 2020 Projections.

In the course of the strategic alternative review process and as a result of the Company’s continuing evaluation of the impact of the shift to emphasize the Medicare segment, the Company’s management updated the unaudited prospective financial information for fiscal years 2020 through 2026 (the “July 2020 Projections”), which were presented to and reviewed with the Company Board at a meeting held on July 7, 2020. The July 2020 Projections assumed, among other things, that (i) sustaining the Company’s IFP segment was significantly constrained by the availability of current capital, (ii) the Company would cease future investment in its IFP segment as of July 1, 2020 as a result of lack of access to additional financing, with cashflows from the Company’s existing IFP contract assets and member management revenue being used to fund the growth of the Company’s Medicare segment and (iii) all future investments by the Company would be in the Company’s Medicare segment.

At the time the July 2020 Projections were prepared, the Company’s management believed that the prior assumptions underlying the February 2020 Projections were no longer reasonable. In particular, the Company’s decision to cease future investment in its IFP segment as of July 1, 2020 was made as a result of significant pressures the Company faced to its available capital. These pressures were caused by, among other reasons, (i) greater than expected growth in the Company’s IFP segment resulting in an increase in the payment of advance commissions by the Company, (ii) delays in obtaining anticipated tax refunds, (iii) costs associated with outstanding litigation and regulatory matters, (iv) business process outsourcing underperformance, (v) increased competition from other well-capitalized competitors of the Company and (vi) lower call volumes resulting in higher per call costs as a result of the ongoing COVID-19 pandemic.

The July 2020 Projections prepared by Benefytt’s management and reviewed with the Company Board were provided to BofA Securities and approved for its use by the Company for purposes of preforming its financial analysis and rendering its opinion to the Company Board as described in “Item 4. The Solicitation or Recommendation—Opinion of Benefytt’s Financial Advisor”. BofA Securities was directed by the Company to use the July 2020 Projections for purposes of preforming its financial analysis and rendering its opinion to the Company Board as described in “Item 4. The Solicitation or Recommendation—Opinion of Benefytt’s Financial Advisor” rather than the October 2019 Projections or the February 2020 Projections.

In connection with Parent’s due diligence of Benefytt, Benefytt’s management provided Parent and its financial advisors with the July 2020 Projections, as well.

A summary of the February 2020 Projections and the July 2020 Projections is not being included in this Schedule 14D-9 to influence your decision whether to tender Shares in the Offer or for any other purpose, but is included to give Benefytt’s stockholders access to certain non-public information previously made available to the Company Board, BofA Securities and Parent. The inclusion of the financial data excerpted from the February 2020 Projections and the July 2020 Projections should not be regarded as an indication that the Company Board, BofA Securities, Parent or any other recipient of this information considered, or now considers, it to be material, an assurance of the achievement of future results or an accurate or reliable prediction of future results of Benefytt and they should not be relied on as such.

The October 2019 Projections, have not been disclosed in this Schedule 14D-9 because they reflect assumptions that are no longer believed to be reasonable and they were not relied upon by the Company Board in approving the Merger Agreement or BofA Securities in rendering its fairness opinion. As described above, notwithstanding the fact that (i) the Company Board no longer believes the assumptions underlying the February 2020 Projections to be reasonable and did not rely on the February 2020 Projections in approving the Merger Agreement and (ii) BofA Securities did not rely on the February 2020 Projections in rendering its fairness opinion, the February 2020 Projections are being included in this Schedule 14D-9 to give Benefytt stockholders access to certain non-public information previously made available to the Company Board, BofA Securities and Parent.

The following table summarizes the February 2020 Projections prepared by Benefytt’s management as described above:

February 2020 Projections

(In millions)	2019A	2020E	2021E	2022E	2023E
Revenue	$382	$359	$411	$475	$550
Medicare	$68	$233	$315	$388	$470

IFP	$314	$126	$95	$87	$80

Adjusted EBITDA(1)	$82	$89	$138	$182	$229
Pre-Tax Unlevered Free Cash Flow(2)	($13)	$3	$8	$42	$97

CapEx	$3	$3	$3	$3	$3

Net Change in Advance Commissions	$17	($51)	($11)	($1)	($1)

Pre-Tax Normalized Unlevered Cash Flow from Operations(3)	$7	($45)	($0)	$44	$99

(1)	Adjusted EBITDA is a non-GAAP financial measure and is earnings before interest, tax, depreciation and amortization and excludes stock-based compensation expense and non-recurring items.
(2)

Pre-Tax Unlevered Free Cash Flow, is defined as cash revenue (being cash received as a result of policy premiums, net of carrier and vendor cash paid), less cash operating expenses, less capital expenses, less the impact of net change in advance commissions, less earn-outs.

(3)	Pre-Tax Normalized Unlevered Cash Flow from Operations, is defined as Pre-Tax Unlevered Free Cash Flow, plus capex and net change in advance commissions.

The following table summarizes the July 2020 Projections prepared by Benefytt’s management as described above:

July 2020 Projections

(In millions)	Q2-Q4 2020E	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$221	$229	$237	$245	$252	$258	$264
Medicare	$182	$225	$235	$243	$251	$257	$263

IFP	$39	$5	$2	$1	$1	$1	$1

Operating Expenses	($157)	($159)	($160)	($164)	($170)	($174)	($180)
Adjusted EBITDA(1)	$65	$70	$77	$81	$82	$84	$84
Unlevered Free Cash Flow excl. Earn-Outs and Impact of Tax Attributes(2)	($11)	($0)	$1	$2	$41	$58	$66

Earn-Outs	($1)	($7)	($19)	($18)	($18)	($19)	$—

Unlevered Free Cash Flow incl. Earn-Outs, excl. Impact of Tax Attributes	($12)	($7)	($17)	($16)	$22	$38	$66

(1)	Adjusted EBITDA is a non-GAAP financial measure and is earnings before interest, tax, depreciation and amortization and excludes stock-based compensation expense and non-recurring items.

(2)

Unlevered Free Cash Flow, excluding the impact of tax attributes and earn-outs, is defined as cash revenue (being cash received as a result of policy premiums, net of carrier and vendor cash paid), less cash operating expenses, stock-based compensation expense and one-time items (which include IFP advertising, legal, severance, bonus commissions and multistate/FTC costs), less taxes payable (excluding the impact of tax attributes) , less capital expenses and less working capital & one-time cash flow items.

Estimated Cash Impact from Tax Attributes

(In millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Estimated Cash Impact from Tax Attributes(1)	$0	$0	$0	$6	$12	$15	$15	$5	$4	$3

(In millions)	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E
Estimated Cash Impact from Tax Attributes(1)	$2	$3	$2	$2	$1	$1	$1	$1	$0

(1)	Assumes a tax rate of 25.53%.

The February 2020 Projections and the July 2020 Projections (collectively, the “Financial Projections”) were developed by the Company’s management on a standalone basis without giving effect to the Offer and the other Transactions or any changes to Benefytt’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Offer and the other Transactions. Furthermore, the Financial Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context. In the view of the Company’s management and the Company Board, the July 2020 Projections have been reasonably prepared by the Company’s management on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of Benefytt and other matters covered thereby.

Although the Financial Projections are presented with numerical specificity, they were based on numerous variables and assumptions made by the Company’s management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Benefytt’s business, all of which are difficult or impossible to predict accurately and many of which are beyond Benefytt’s control. The Financial Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Financial Projections, including, but not limited to, Benefytt’s performance, industry performance, general business and economic conditions, customer requirements, staffing levels, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Benefytt’s reports filed with the SEC. There can be no assurance that the Financial Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Financial Projections cover several years, and such information by its nature becomes less reliable with each successive year. In addition, the Financial Projections will be affected by Benefytt’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Financial Projections reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Financial Projections should not be regarded as an indication that Benefytt, BofA Securities, their respective officers, directors, affiliates, advisors, or other representatives or anyone who received this information then considered, or now considers, them a reliable prediction of future events, and this information should not be relied upon as such. The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Financial Projections will be necessarily predictive of actual future events. No representation is made by Benefytt or any other person regarding the Financial Projections or Benefytt’s ultimate performance compared to such information. The Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information about Benefytt contained in Benefytt’s public filings with the SEC. For more information, please see the section of this Schedule 14D-9 captioned “Where You Can Find More Information.” In light of the foregoing factors, and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections.

Important Information About the Management Projections

The Financial Projections are unaudited and were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC regarding projections or accounting principles generally accepted in the United States (“GAAP”), or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. The non-GAAP financial measures used in the July 2020 Projections were relied upon by BofA Securities for purposes of its opinion and by the Company Board in connection with its evaluation of the Merger. The SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures were not relied upon by BofA Securities for purposes of its opinion or by the Company Board in connection with its evaluation of the Merger. Accordingly, Benefytt has not provided a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Benefytt may not be comparable to similarly titled amounts used by other companies. Neither Benefytt’s independent auditor nor any other independent accountant has compiled, examined or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Adjusted EBITDA and Unlevered Free Cash Flow contained in the Financial Projections and set forth above are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to the Company Board, BofA Securities, Parent and Merger Sub, and is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer and the Merger, including whether or not to seek appraisal rights with respect to their Shares.

In addition, the Financial Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, Benefytt does not intend to update or otherwise revise the Financial Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

Opinion of Benefytt’s Financial Advisor

The Company has retained BofA Securities to act as the Company’s financial advisor in connection with the Transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Securities to act as the Company’s financial advisor in connection with the Transactions on the basis of BofA Securities’ experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with the Company and its business.

On July 12, 2020, at a meeting of the Company Board held to evaluate the Transactions, BofA Securities delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated July 12, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the Offer Price to be received in the Transactions by holders of the Class A Shares (other than holders of Excluded Shares and Dissenting Shares), was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the Company Board for the benefit and use of the Company Board (in its capacity as such) in connection with and for purposes of its evaluation of the Transactions. BofA Securities’ opinion does not address any other aspect or implication of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Securities’ opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender their Class A Shares or Class B Shares in the Offer or how any stockholder should act in connection with the Transactions or any other matter.

In connection with rendering its opinion, BofA Securities has, among other things:

(1)	reviewed certain publicly available business and financial information relating to the Company;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Securities by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “July 2020 Projections” and which are summarized above under the caption “—Projected Financial Information”);

(3)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(4)	reviewed the trading history for the Class A Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

(5)	compared certain financial and stock market information of the Company with similar information of other companies BofA Securities deemed relevant;

(6)	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(7)

considered the fact that the Company publicly announced that it would explore its strategic alternatives and the results of BofA Securities’ efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of the Company;

(8)	reviewed a draft, dated July 12, 2020, of the Merger Agreement (the “Draft Merger Agreement”); and

(9)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the July 2020 Projections, BofA Securities was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any other entity, nor did it make any physical inspection of the properties or assets of the Company or any other entity. BofA Securities also did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of the Company, that the Transactions would be consummated in accordance with their terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Transactions (or the contemplated benefits thereof). BofA Securities also assumed, at the direction of the Company, that the final executed Merger Agreement would not differ in any material respect from the Draft Merger Agreement reviewed by BofA Securities.

BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Transactions (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transactions or otherwise, including the Exchange Agreement. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by holders of Class A Shares (other than holders of Excluded Shares and Dissenting Shares) and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of Series B Membership Interests in Holdings, a subsidiary of the Company (the “Series B Membership Interests”), and related Class B Shares, including pursuant to the Exchange Agreement, or by the holders of any other class of securities, creditors or other constituencies of any party. BofA Securities expressed no opinion or view with respect to the value of the Class A Shares relative to the value of the Series B Membership Interests and the related Class B Shares. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transactions or any related entities, or class of such persons, relative to the Offer Price or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. In addition, BofA Securities expressed no view or opinion with respect to, and it relied, with the consent of the Company, upon the assessments of the Company and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to the Company or any other entity and the Transactions (including the contemplated benefits thereof) as to which it understood that the Company obtained such advice as it deemed necessary from qualified professionals. BofA Securities further expressed no opinion or recommendation as to whether any stockholder should tender their Class A Shares or Class B Shares in the Offer or how any stockholder should act in connection with the Transactions or any related matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. While the credit, financial and stock markets were experiencing unusual volatility at the time of the fairness opinion, BofA Securities expressed no opinion or view as to any potential effects of such volatility on the Company or the Transactions. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, the Company imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The discussion set forth below in the section entitled “Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Company Financial Analyses.

Selected Publicly Traded Companies Analysis.

BofA Securities reviewed publicly available financial and stock market information for the Company and the following five publicly traded companies in the tech-enabled healthcare services industry:

•	Allscripts Healthcare Solutions, Inc.

•	Tivity Health, Inc.

•	Magellan Health Inc.

•	NextGen Healthcare, Inc.

•	Computer Programs & Systems, Inc.

BofA Securities reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on July 10, 2020, plus debt, plus preferred equity and non-controlling interest (as applicable), less cash and cash equivalents and marketable securities (as applicable), as multiples of estimated calendar years 2020 and 2021 earnings before interest, taxes, depreciations and amortization (excluding stock based compensation and non-recurring items) (“Adj. EBITDA”) of the applicable selected company (referred to in this section as “2020E EV / Adj. EBITDA” and “2021E EV / Adj. EBITDA”, respectively). Financial data of the selected companies were based on public filings and publicly available Wall Street research analysts’ estimates. Financial data of the Company were based on public filings, publicly available Wall Street research analysts’ estimates and the July 2020 Projections. The overall low to high 2020E EV / Adj. EBITDA multiples observed for the selected companies were 7.2x to 10.4x (with an average of 8.8x and a median of 8.8x). The overall low to high 2021E EV / Adj. EBITDA multiples observed for selected publicly traded companies were 6.3x to 8.5x (with an average of 7.6x and a median of 8.1x). BofA Securities noted that the 2020E EV / Adj. EBITDA multiple observed for the Company was 7.8x based on the July 2020 Projections and 8.0x based on publicly available Wall Street research analysts’ estimates, and that the 2021E EV / Adj. EBITDA multiple observed for the Company was 7.3x based on the July 2020 Projections and 6.6x based on publicly available Wall Street research analysts’ estimates.

Based on its review of the enterprise values to Adj. EBITDA multiples for the selected companies and the Company and on its professional judgment and experience, BofA Securities applied a 2020E EV / Adj. EBITDA multiple reference range of 8.0x to 10.5x to the Company’s estimated calendar year 2020 Adj. EBITDA, as reflected in the July 2020 Projections, and applied a 2021E EV / Adj. EBITDA multiple reference range of 7.0x to 9.0x to the Company’s estimated calendar year 2021 Adj. EBITDA, as reflected in the July 2020 Projections, in each case to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by deducting from the resulting ranges of implied enterprise values it calculated the net debt of the Company as of March 31, 2020 (calculated as debt less cash and cash equivalents), and dividing the result by the number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference ranges per Class A Share, as compared to the Offer Price:

Implied Equity Value Reference Ranges Per Class A Share		Offer Price
2020 Enterprise Value/Adj. EBITDA	2021E Enterprise Value/Adj. EBITDA

$23.20 - $34.30	$21.00 - $30.40	$31.00

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Selected Precedent Transactions Analysis.

BofA Securities reviewed, to the extent publicly available, financial information relating to the following nine transactions, in the tech-enabled healthcare services and insurance distribution industries:

Acquiror	Target
• UnitedHealth Group Inc.	• Diplomat Pharmacy Inc.
• Francisco Partners	• Connecture, Inc.
• Optum, Vista Equity Partners	• The Advisory Board Company
• Ziff Davis, LLC	• Everyday Health, Inc.
• Pamplona Capital Management	• MedAssets, Inc.
• Madison Dearborn Partners	• NFP Corp.
• The Blackstone Group	• Emdeon Inc.
• Allscripts Healthcare Solutions, Inc.	• Eclipsys Corporation
• Providence Equity Partners	• Virtual Radiologic Corporation

BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as a multiple of estimates, as of the announcement of the applicable transaction, of the target company’s Adj. EBITDA over the twelve-month period following announcement of the transaction (referred to in this section as “NTM EV / Adj. EBITDA”). Financial data of the selected transactions and target companies were based on public filings and publicly available Wall Street research analysts’ estimates. The overall low to high NTM EV / Adj. EBITDA of the target companies in the selected transactions were 8.0x to 12.5x (with 75th percentile of 11.1x, an average of 10.1x, a median of 10.2x and 25th percentile of 9.0x).

Based on its review of the NTM / Adj. EBITDA multiples for the target companies in the selected transactions and on its professional judgment and experience, BofA Securities applied an NTM / Adj. EBITDA multiple reference range of 9.0x to 11.0x to the Company’s estimated Adj. EBITDA for the twelve-month period following March 31, 2020, as reflected in the July 2020 Projections to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by deducting from the resulting ranges of implied enterprise values the net debt of the Company as of March 31, 2020 (calculated as debt less cash and cash equivalents), as reflected in the Company’s latest public filings, and dividing the result by the number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied per equity value reference range per Class A Share, as compared to the Offer Price:

Implied Equity Value Reference Range per Class A Share	Offer Price
$26.30 - $34.80	$31.00

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Transactions were compared.

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the period from March 31, 2020 through December 31, 2026 based on the July 2020 Projections. BofA Securities calculated terminal values for the Company by applying a perpetuity growth rate range of 2.00% to 3.00% to the terminal year cash flows, which range was selected based on BofA’s professional judgment and experience. The cash flows, the terminal values and the Company management’s estimate of the cash impact of the Company’s tax attributes during the period from 2020 through 2038 reflected in the July 2020 Projections were then discounted to present value as of March 31, 2020 using a discount rate range of 8.50% to 11.00%, which were based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by deducting from the resulting ranges of implied enterprise values the net debt of the Company as of March 31, 2020 (calculated as debt less cash and cash equivalents), as reflected in the Company’s latest public filings, and dividing the result by the number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference range per Class A Share as compared to the Offer Price:

Implied Per Equity Value Reference Range per Class A Share	Offer Price
$18.40 - $43.10	$31.00

Other Factors.

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	BofA Securities reviewed the trading range for the Class A Shares for the 52-week period ended July 10, 2020, which was $16.25 to $31.00 per share.

Miscellaneous.

As noted above, the discussion set forth above in the section entitled “—Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and MDP. The estimates of the future performance of the Company in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the holders of the Class A Shares (other than holders of Excluded Shares and Dissenting Shares) of the Offer Price to be received by such holders in the Transactions and were provided to the Company Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of the Company or its shares.

The type and amount of consideration payable in the Transactions was determined through negotiations between the Company and MDP, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer, the Merger or the Offer Price.

The Company has agreed to pay BofA Securities for its services in connection with the Transactions an aggregate fee of approximately $10 million, $1.5 million of which was payable upon delivery of its opinion and the remainder of which is contingent upon the closing of the Offer. The Company also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any of its affiliates, its and their respective directors, officers, employees and agents and each other person controlling BofA Securities or any of its affiliates, against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company and certain of its affiliates and MDP and certain affiliates and portfolio companies of MDP.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of the Company and/or certain of its affiliates (including acquisition financing), (ii) having provided or providing certain trading services to the Company and/or certain of its affiliates, and (iii) having provided or providing certain treasury management products and services to the Company and/or certain of its affiliates. From July 1, 2018 through June 30, 2020, BofA Securities and its affiliates derived aggregate revenues from the Company and certain of its affiliates of approximately $2 million for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to MDP and certain of its affiliates and portfolio companies and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to MDP and certain of its affiliates and portfolio companies in connection with certain M&A transactions and other matters, (ii) having acted or acting as a book-running manager and/or underwriter for certain debt and equity offerings of certain affiliates and portfolio companies of MDP, (iii) having acted or acting as a bookrunner and/or manager for certain block trades by MDP of common stock of its portfolio company, (iv) having acted or acting as an administrative agent, collateral agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of MDP and/or certain of its affiliates and portfolio companies (including acquisition financing), (v) having provided or providing certain derivatives, foreign exchange and other trading services to MDP and/or certain of its affiliates and portfolio companies and (vi) having provided or providing certain treasury management products and services to MDP and/or certain of its affiliates and portfolio companies. From July 1, 2018 through June 30, 2020, BofA Securities and its affiliates derived aggregate revenues from MDP and certain of its affiliates and portfolio companies of approximately $130 million for investment and corporate banking services.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of BofA Securities in “Item 4. The Solicitation or Recommendation—Opinion of Benefytt’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither Benefytt nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Benefytt on its behalf with respect to the offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Benefytt or, to Benefytt’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Class A Shares	Number of Class B Shares	Price Per Share ($)	Nature of Transaction
Michael Hershberger	07/21/2020	4,165	—	$31.16	Issuance of Class A Shares incident to exercise of 5,000 stock settled Company SARs pursuant to the Company’s LTIP.
Michael Hershberger	07/20/2020	8,322	—	$31.00	Issuance of Class A Shares incident to exercise of 10,000 stock settled Company SARs pursuant to the Company’s LTIP.
Health Plan Intermediaries LLC	07/08/2020	325,000	—	$0.00	Exchange of Series B Membership Interests in Holdings for Class A Shares.(2)
	07/08/2020	—	(325,000)	$0.00	Cancellation of Class B Shares pursuant to the foregoing exchange.
Health Plan Intermediaries Sub LLC	07/08/2020	4,000	—	$0.00	Exchange of Series B Membership Interests in Holdings for Class A Shares(1)
	07/08/2020	—	(4,000)	$0.00	Cancellation of Class B Shares pursuant to the foregoing exchange.
Gavin Southwell	06/14/2020	(9,838)	—	$18.23	Net withholding of Class A Shares for participant taxes incident to vesting of 25,000 restricted Class A Shares pursuant to the Company LTIP

(1)	Pursuant to the existing Exchange Agreement among the Company, Holdings, and the Series B Members dated as of February 13, 2013.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D 9, Benefytt is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Benefytt’s securities by Benefytt, Benefytt’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Benefytt or Benefytt’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Benefytt or any subsidiary of Benefytt; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Benefytt.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Company Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

HSR Act

Under the HSR Act and the rules promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period has expired or been terminated. The waiting period under the HSR Act for the Transactions is 15 calendar days, unless the waiting period is terminated earlier or extended by a request for additional information and documentary material. Benefytt and the Parent made the necessary filings with respect to the Merger with the FTC and the DOJ on July 24, 2020.

At any time before or after consummation of the Transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Transactions, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the transaction or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the transaction will not be made or that, if a challenge is made, we will prevail. See Section 15 “Certain Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Texas Insurance Licensure

Under Texas insurance law and regulations promulgated thereunder, the Parent is required to file certain information with the Texas Department of Insurance (“TDI”) in connection with its acquisition of indirect control of several Benefytt subsidiaries that are licensed in Texas as insurance agencies and third-party administrators. The Parent submitted the required filings to TDI with respect to the Merger on July 17, 2020.

First Amendment to the Credit Agreement

Pursuant to that certain Credit Agreement, dated as of June 5, 2019 (the “Credit Agreement”), between, inter alios, Holdings, as the borrower, Benefytt, certain subsidiaries of Benefytt party thereto from time to time, the lenders party thereto from time to time (the “Lenders”), and Bank of America, N.A. as administrative agent (the “Administrative Agent”), the Company is required to maintain a consolidated total leverage ratio (the “Financial Covenant”) of no less than 3.00 to 1.00 as of the end of each fiscal quarter, which level steps up to 3.50 to 1.00 for each of the four fiscal quarters ending after the consummation of a “qualified acquisition.”

The Company notified the Administrative Agent on July 21, 2020 that it may not be able to comply with the Financial Covenant applicable to the fiscal quarters ending June 30, 2020 and September 30, 2020. A failure to comply with such Financial Covenant would constitute an event of default under the Credit Agreement.

On July 24, 2020, the Company obtained an amendment to the Credit Agreement (the “Amendment”) pursuant to which, for the fiscal quarters ending June 30, 2020 and September 30, 2020, the Company shall be required to maintain a consolidated total leverage ratio of no less than 3.50 to 1.00. The Company expects to be able to comply with the Financial Covenant as amended by the Amendment.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL as in effect as of the date of the Merger Agreement, which is attached to this Schedule 14D-9 as Annex B and expressly incorporated herein by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL as in effect as of the date of the Merger Agreement, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL as in effect as of the date of the Merger Agreement, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price (or the merger consideration, which is equivalent to the Offer Price).

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be August 20, 2020 (unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement), and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was July 24, 2020), deliver to Benefytt a written demand for appraisal of Shares held, which demand must reasonably inform Benefytt of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Benefytt Technologies, Inc.

3450 Buschwood Park Dr., Suite 200

Tampa, Florida 33618

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of Benefytt). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that Benefytt will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. In addition, the Court of Chancery will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares, or (2) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Benefytt believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor Benefytt anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and Benefytt reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as Benefytt has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Benefytt a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Benefytt and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of Benefytt’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Benefytt desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL as in effect as of the date of the Merger Agreement. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL. A copy of Section 262 of the DGCL as in effect as of the date of the Merger Agreement is included as Annex B to this Schedule 14D-9.

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required

On July 12, 2020, the Company Board (a) determined that it is in the best interests of the Company and its stockholders to enter into the Merger Agreement; (b) approved the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein; (c) declared advisable the Merger Agreement and the transactions contemplated thereby; and (d) subject to Section 6.2 of the Merger Agreement and the other terms and conditions of the Merger Agreement, resolved to recommend the holders of Shares accept the Offer by tendering their Class A Shares to Merger Sub pursuant to the Offer.

If Merger Sub acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Merger Sub), represent at least one Share more than a majority of all issued and outstanding Shares immediately after the consummation of the Offer, Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Benefytt’s stockholders.

Cautionary Note on Forward-Looking Statements

The matters discussed in this communication may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the Company and Parent to terminate the definitive merger agreement between the Company and Parent; the outcome of any legal proceedings that may be instituted against the Company, Parent or their respective stockholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to the Company’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that harm the Company’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; the ability of the Company to retain and hire key personnel; and the business, economic and political conditions in the markets in which the Company operates. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent report on Form 10-K for the year ended December 31, 2019, and in each case any material updates to these factors contained in any of the Company’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Where You Can Find More Information

Benefytt is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Benefytt is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Benefytt. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov or from the Company by contacting the Company’s Investor Relations at (813) 906-5314, by email at mdevries@bfyt.com, or by going to the Company’s Investor Relations page on its website at http://investor.benefytt.com and clicking on the link titled “Financial Information.”

The SEC allows Benefytt to “incorporate by reference” information into this Schedule 14D-9, which means that Benefytt can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Benefytt incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	Benefytt’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 4, 2020;

•	Benefytt’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 11, 2020; and

•	Benefytt’s Current Reports on Form 8-K filed on May 14, 2020 and July 13, 2020 (as amended on July 15, 2020).

Benefytt also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 24, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Press Release, dated July 13, 2020, issued by Benefytt (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Benefytt with the SEC on July 13, 2020)

(a)(1)(D)	Opinion of BofA Securities, Inc., dated July 12, 2020 (attached hereto as Annex A)

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(H)	Form of Summary Advertisement as published on July 24, 2020 in the New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(e)(1)	Agreement and Plan of Merger, dated as of July 12, 2020, by and among Benefytt Technologies, Inc., Daylight Beta Parent Corp. and Daylight Beta Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Benefytt with the SEC on July 13, 2020)

(e)(2)	Exchange Agreement, dated as of July 12, 2020, by and among Daylight Beta Parent Corp., Health Plan Intermediaries, LLC, Health Plan Intermediaries Sub, LLC, Benefytt Technologies, Inc. and Health Plan Intermediaries Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Benefytt with the SEC on July 13, 2020)

(e)(3)	TRA Termination Agreement, dated as of July 12, 2020, by and among Health Plan Intermediaries, LLC, Health Plan Intermediaries Sub, LLC, Benefytt Technologies, Inc. and Health Plan Intermediaries Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Benefytt with the SEC on July 13, 2020)

(e)(4)	Tender and Support Agreement, dated as of July 12, by and among Daylight Beta Parent Corp., Daylight Beta Corp. and each of the signatories thereto (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(e)(5)	Confidentiality Agreement, dated May 21, 2020, by and between Benefytt and Madison Dearborn Partners, LLC, on behalf of its Fund VII private equity funds (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(6)	Equity Commitment Letter, dated July 12, 2020, by and between Parent, Madison Dearborn Capital Partners VIII-A, L.P, Madison Dearborn Capital Partners VIII-C, L.P. and Madison Dearborn Capital Partners VIII Executive-A, L.P. (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

Exhibit No.	Description

(e)(7)	Limited Guarantee, dated July 12, 2020, by and between Benefytt, Madison Dearborn Capital Partners VIII-A, L.P, Madison Dearborn Capital Partners VIII-C, L.P. and Madison Dearborn Capital Partners VIII Executive-A, L.P. (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(8)	Exclusivity Agreement, dated as of June 12, 2020, by and between Madison Dearborn Partners, LLC and Benefytt Technologies, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(9)	Amendment No. 1 to Exclusivity Agreement, dated as of July 3, 2020, by and between Madison Dearborn Partners, LLC and Benefytt Technologies, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(e)(10)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Form 10-K filed by Benefytt with the SEC on March 4, 2020)

(e)(11)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2013 filed August 13, 2013)

(e)(12)	Form of Stock Appreciation Rights Award Agreement (Non-Employee Director; Stock-Settled) (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2013 filed August 13, 2013)

(e)(13)	Form of Stock Appreciation Rights Award Agreement under Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed July 7, 2015)

(e)(14)	Amended and Restated Employment Agreement, dated November 15, 2016, between Gavin D. Southwell and Health Insurance Innovations, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 16, 2016)

(e)(15)	Health Insurance Innovations, Inc. Long Term Incentive Plan (as amended on May 18, 2017) (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed on May 24, 2017)

(e)(16)	Form of Restricted Stock Award Agreement for executives (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed on June 20, 2017)

(e)(17)	Form of Restricted Stock Award for non-employee directors (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed on June 20, 2017)

(e)(18)	Amendment to Amended and Restated Employment Agreement, dated June 14, 2017, between Gavin Southwell and Health Insurance Innovations, Inc. (incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed on June 20, 2017)

(e)(19)	Second Amended and Restated Employment Agreement, dated January 2, 2019, between Health Insurance Innovations, Inc. and Gavin Southwell (incorporated by reference to Exhibit 10.1 to the Form 8-K filed January 2, 2019)

(e)(20)	Restricted Stock Award Agreement, dated January 2, 2019, between Health Insurance Innovations, Inc. and Gavin D. Southwell (incorporated by reference to Exhibit 10.2 to the Form 8-K filed January 2, 2019)

Exhibit No.	Description

(e)(21)	Employment Agreement, dated November 12, 2019 and effective as of November 15, 2019, between Health Insurance Innovations, Inc. and Erik M. Helding (incorporated by reference to Exhibit 10.1 to the Form 8-K filed November 14, 2019)

(e)(22)	Separation Agreement and General Release, dated November 12, 2019, between Health Insurance Innovations, Inc. and Michael D. Hershberger (incorporated by reference to Exhibit 10.2 to the Form 8-K filed November 14, 2019)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENEFYTT TECHNOLOGIES, INC.

Date: July 24, 2020	By:	/s/ Erik M. Helding
Erik M. Helding
Chief Financial Officer, Secretary and Treasurer

ANNEX A

OPINION DATED JULY 12, 2020 OF BOFA SECURITIES, INC.

July 12, 2020

The Board of Directors

Benefytt Technologies, Inc.

3450 Buschwood Park Drive, Suite 200

Tampa, Florida 33618

Members of the Board of Directors:

We understand that Benefytt Technologies, Inc. (“Benefytt”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Benefytt, Daylight Beta Parent Corp. (“Parent”), an affiliate of Madison Dearborn Partners, LLC (“MDP”), and Daylight Beta Corp., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase any and all of (i) the outstanding shares of the Class A Common Stock, par value $0.001 per share, of Benefytt (“Class A Shares”) at a purchase price of $31.00 per share in cash (the “Consideration”) and (ii) the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (“Class B Shares”) for $0.00 per share (such offer, the “Tender Offer”), and, following consummation of the Tender Offer, Merger Sub will merge with and into Benefytt and each outstanding Class A Share not tendered in the Tender Offer (other than the Class A Shares held in treasury by Benefytt, Class A Shares owned, directly or indirectly, by Parent or Merger Sub and Dissenting Shares (as defined in the Agreement) (collectively, the “Excluded Shares”)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Class A Shares (other than holders of Excluded Shares) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Benefytt;

(2)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Benefytt furnished to or discussed with us by the management of Benefytt, including certain financial forecasts relating to Benefytt prepared by the management of Benefytt (such forecasts, “Benefytt Forecasts”);

(3)	discussed the past and current business, operations, financial condition and prospects of Benefytt with members of senior management of Benefytt;

(4)	reviewed the trading history for the Class A Shares and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(5)	compared certain financial and stock market information of Benefytt with similar information of other companies we deemed relevant;

(6)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(7)

considered the fact that Benefytt publicly announced that it would explore its strategic alternatives and the results of our efforts on behalf of Benefytt to solicit, at the direction of Benefytt, indications of interest from third parties with respect to a possible acquisition of Benefytt;

(8)	reviewed a draft, dated July 12, 2020, of the Agreement (the “Draft Agreement”); and

(9)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Benefytt that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Benefytt Forecasts, we have been advised by Benefytt, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Benefytt as to the future financial performance of Benefytt. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Benefytt or any other entity, nor have we made any physical inspection of the properties or assets of Benefytt or any other entity. We also have not evaluated the solvency or fair value of Benefytt or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Benefytt, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Transaction (or the contemplated benefits thereof). We also have assumed, at the direction of Benefytt, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise, including the Exchange Agreement (as defined in the Agreement). Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Class A Shares (other than holders of Excluded Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of Series B membership interests in Health Plan Intermediaries Holdings, LLC, a subsidiary of Benefytt (the “Series B Membership Interests”), and related Class B Shares, including pursuant to the Exchange Agreement, or by the holders of any other class of securities, creditors or other constituencies of any party. We express no opinion or view with respect to the value of the Class A Shares relative to the value of the Series B Membership Interests and the related Class B Shares. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transaction or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Benefytt or in which Benefytt might engage or as to the underlying business decision of Benefytt to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of Benefytt, upon the assessments of Benefytt and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Benefytt or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that Benefytt obtained such advice as it deemed necessary from qualified professionals. We further express no opinion or recommendation as to whether any stockholder should tender their Class A Shares or Class B Shares in the Tender Offer or how any stockholder should act in connection with the Transaction or any related matter.

We have acted as financial advisor to Benefytt in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Benefytt has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Benefytt and certain of its affiliates and MDP and certain affiliates and portfolio companies of MDP.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Benefytt and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Benefytt and/or certain of its affiliates (including acquisition financing), (ii) having provided or providing certain trading services to Benefytt and/or certain of its affiliates, and (iii) having provided or providing certain treasury management products and services to Benefytt and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to MDP and certain of its affiliates and portfolio companies and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to MDP and certain of its affiliates and portfolio companies in connection with certain M&A transactions and other matters, (ii) having acted or acting as a book-running manager and/or underwriter for certain debt and equity offerings of certain affiliates and portfolio companies of MDP, (iii) having acted or acting as a bookrunner and/or manager for certain block trades by MDP of common stock of its portfolio company, (iv) having acted or acting as an administrative agent, collateral agent, bookrunner and arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of MDP and/or certain of its affiliates and portfolio companies (including acquisition financing), (v) having provided or providing certain derivatives, foreign exchange and other trading services to MDP and/or certain of its affiliates and portfolio companies and (vi) having provided or providing certain treasury management products and services to MDP and/or certain of its affiliates and portfolio companies.

It is understood that this letter is for the benefit and use of the Board of Directors of Benefytt (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Benefytt or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of the Class A Shares (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ BofA Securities, Inc.

BOFA SECURITIES, INC.

ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262 of the Delaware General Corporation Law

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.